Exhibit 99.1

Management Proxy Circular and

Notice of Annual Meeting of Shareholders

June 9, 2021

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT. Please read this document and vote.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2021 annual meeting of shareholders.

When	Where
Wednesday, June 9, 2021 12:00 p.m. (Eastern Daylight Time)

Virtual-only meeting – a live audio webcast will be available at: www.tr.com/agm2021

Shareholders attending the meeting should enter their control number or username and the password for the meeting: tri2021 (case sensitive). Guests do not need a control number, username or password to attend the meeting. You can find information about control numbers and usernames in this notice and in the accompanying management proxy circular.

A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2021 Thomson Reuters annual meeting of shareholders on Wednesday, June 9, 2021 at 12:00 p.m. (Eastern Daylight Time).

The health and safety of our communities, shareholders, employees and other stakeholders is our top priority. In light of the ongoing COVID-19 pandemic, we are holding the meeting as a virtual only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend, submit or ask questions and vote at the meeting in real time through a web-based platform, regardless of geographic location and share ownership. Shareholders will not be able to attend the meeting in person.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2020 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor’s remuneration;

4. Consider an advisory resolution on executive compensation;

5. Consider the shareholder proposal set forth in the accompanying management information circular; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2020 performance and our plans for Thomson Reuters going forward.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Participating in the Meeting

The process for participating in the virtual meeting depends on whether you’re a registered or non-registered shareholder. You can find more information about these terms in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

•

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit or ask questions and vote in real time, provided they are connected to the Internet and follow the instructions in the accompanying management proxy circular.

•

If you are a non-registered shareholder (or “beneficial owner”) who wishes to attend the virtual meeting, submit or ask questions and vote in real time, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

How to Attend the Meeting

STEP ONE: Log in online at: www.tr.com/agm2021

We recommend that you log into the meeting at least 15 minutes before the meeting starts.

STEP TWO: Follow these instructions:

•

Duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder): Click “Shareholder”. Enter your username and the password: tri2021 (case sensitive). Proxyholders who have been duly appointed and registered with Computershare Trust Company of Canada as described in the accompanying management proxy circular will receive a username by e-mail from Computershare after the proxy voting deadline has passed.

•

Registered shareholders: Click “Shareholder”. Enter your control number as your username and the password: tri2021 (case sensitive). The control number is located on the proxy form or in the e-mail notification you received from Computershare Trust Company of Canada. If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

•	Guests: Click “Guest” and then complete the online form.

If you attend the virtual meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 12, 2021.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.tr.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting, please vote by proxy. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 7, 2021, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

April 19, 2021

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Letter to Shareholders

We will be holding this year’s annual meeting of shareholders in a virtual-only format due to the ongoing COVID-19 pandemic. The meeting will be conducted through a live audio webcast, and you’ll have an opportunity to attend, submit or ask questions and vote at the meeting in real time through a web-based platform. This circular provides information and instructions regarding how to participate in the virtual annual meeting.

To our Shareholders,

In 2020, our customers experienced years of digital transformation in just a few months. COVID-19 forced professionals across the world to work virtually, creating a huge increase in demand for real-time, connected information and insights. If there was ever a time that highlighted the need for easy, seamless access to information with integrity, combined with world-class technology, it was 2020.

Throughout all of these changes, we are humbled by the trust that our customers continue to place in us. We are proud of how our employees have stepped up to power the world’s most informed professionals. And, we’re grateful for the support from you, our shareholders.

Our commitment to serving our customers in the face of great change translated to strong financial results in 2020. Achieving these strong results during a challenging year reaffirms the resilience of our business. For the full year, we posted organic revenue growth of 1%. Our “Big 3” businesses – Legal Professionals, Corporates and Tax & Accounting Professionals – saw organic revenue growth of 4%. This strong financial performance reflected the role we play in helping our customers succeed as we find new ways to combine trusted content with world-class technology and strong human capabilities.

We have strong market segment positions, and our customers depend on our products. But as their needs and ways of working rapidly evolve, we must as well. So, taking every opportunity we can to better serve our customers and access new customer groups, we are transforming Thomson Reuters through an ambitious Change Program. Over the next two years, we will take better advantage of our scale across business segments by transitioning from a holding company to an operating company. And we will build on our longstanding advantages in content, adding artificial intelligence, machine learning and software capabilities to become a leading content-driven technology company.

Building on our trusted relationships and strong capital structure, we are reimagining and modernizing the experience for our customers. This experience will start with the development of standard-setting products powered by cutting-edge technology. We believe the valuable outcomes from these efforts will extend to our customers, employees and shareholders.

In 2020, we improved our industry-leading legal products, like Westlaw and Practical Law. Our focus going forward will be on finding new and meaningful ways to accelerate our rate of innovation and grow our businesses organically. Last year, we acquired Pondera Solutions, which helps combat fraud, waste and abuse in large government programs, and CaseLines, which allows the courts, law enforcement, prosecutors and legal practitioners to work digitally – a need more pressing now than ever. We will continue to consider new acquisitions like these when they can truly benefit our core customer groups and enhance our own value proposition.

Throughout our evolution, transparency and access to justice remain at the heart of everything we do. We help create the backbone of legal and tax systems, and we are a free press that informs and empowers people around the globe. And we recognize the need for businesses like ours to take real action in helping to shape the world we want to live in. So, we have reaffirmed our commitment to global collaboration, partnering with the United Nations Global Compact to host the U.S. country consultation on Peace, Justice and Strong Institutions. We already source renewable energy for 100% of our global needs and have made a public commitment to achieve net-zero emissions by 2050 or sooner - the most ambitious aim of the Science Based Targets initiative. We have clearly and publicly rejected racism in all its forms and have set clear goals to attract and retain diverse talent, especially at senior levels. Not only is this the right thing to do, but it is key to our future success. We have led a multi-faceted campaign to combat misinformation around the globe, promoting media literacy and partnering with big tech companies to help them verify fact from fake. Through our £6.6 million grant to the Thomson Reuters Foundation, we helped leverage the skills, values and expertise of our company to advance media freedom, foster more inclusive economies and promote human rights. We are also proud of the homegrown efforts of our employees around the world who volunteered over 84,000 hours in 2020 for a range of important causes.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Reuters journalists have always played a critical role in creating a more transparent world. We saw this need even more clearly over the last year, through their coverage of everything from the global pandemic, to civil unrest, and to elections and geopolitical developments around the world. In 2020, our journalists were awarded the Pulitzer Prize in Breaking News Photography for 20 pictures that documented protests in Hong Kong. We are grateful for their efforts – and journalists everywhere – for their important work and contributions to society.

In January of this year, we marked an important part of our company’s journey with the closing of the sale of Refinitiv, formerly our Financial & Risk business, to London Stock Exchange Group (LSEG). We believe this gives us a greater opportunity than ever to sharpen our focus on our core professionals and news customers. Under LSEG’s ownership, Refinitiv continues to be the principal customer for Reuters News under a 30-year agreement for news and editorial content, providing continued support and presence for the world’s most respected news organization.

We look ahead with excitement, energy, and gratitude for our customers, colleagues and shareholders. Together, we will continue to step up to shape a brighter future, underpinned by strength of the communities, industries and markets we serve.

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2020 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Shareholder resources on our website

Annual Meeting of Shareholders

•	Management proxy circular – www.tr.com/2021AGMcircular/

•	Annual report – www.tr.com/2020annualreport/

•	Virtual AGM User Guide – www.tr.com/2021AGMUserGuide/

Corporate Governance Documents

•	Corporate Governance Guidelines, Board committee charters, and position descriptions – ir.tr.com/corporate-governance/governance-highlights

Environmental, Social and Governance (ESG)

•	Social Impact Report – www.tr.com/social-impact-report

•	Code of Business Conduct and Ethics – ir.tr.com/corporate-governance/code-conduct

•	Supply Chain Ethical Code – www.tr.com/en/resources/global-sourcing-procurement.html

•	Modern Slavery Act Transparency Statement – www.tr.com/en/modern-slavery-act.html

Products and Services – www.tr.com

Investor Relations – ir.tr.com

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 1

Frequently Referenced Information

Auditor Fees	53
Director Biographies	23-30
Director Compensation	31-34
Director Independence	20-21
ESG	55
Executive Compensation	84-96
Financial Performance	57-58
Human Capital Management	50-51
Peer Groups	66-67
Say on Pay	56

Page 2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 3

Fast Facts About Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies

•   Currently our “Big 3” operate in an estimated $28 billion market segment expected to grow between 6% to 8% over the next 5 years

•   Legal, Tax & Government market segments prime for content-driven innovation

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Resilient businesses, historically stable, which has been affirmed by our performance during the COVID-19 pandemic

•   Approximately 500,000 customers; largest customer is approximately 2% of revenues (excluding the news and editorial content contract with Refinitiv)

• 80% of revenues are recurring • 90% of revenues are products delivered electronically or as software and services • Strong and consistent cash generation capabilities

•   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•   Products deeply embedded in customers’ daily workflows

•   90% retention rate

•   Focused and incentivized on organic revenue growth and free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Committed to maintaining investment grade rating with stable capital structure

•   Significant potential capital capacity over the next four years affords significant optionality

2020 full-year results:	Stock prices:

•   Revenues – US$6.0 billion

•   Operating profit – US$1.9 billion

•   Adjusted EBITDA margin* – 33.0%

•   Diluted earnings per share (EPS) – US$2.25

•   Adjusted EPS* – US$1.85

•   Cash flow from operations – US$1.75 billion

•   Free cash flow* – US$1.3 billion

Stock exchange listings (Symbol: TRI):

•   Toronto Stock Exchange (TSX)

•   New York Stock Exchange (NYSE)

Closing price (April 12, 2021): C$114.16/ US$90.90

High (2020): C$113.34 / US$86.93

Low (2020): C$76.46 / US$52.75

Market capitalization (April 12, 2021):

US$45.0 billion

Dividend per common share (as of April 12, 2021):

$0.405 quarterly ($1.62 annualized)

We have increased our common share dividend for 28 consecutive years.

All revenue information reflected in the first table above is based on our 2020 full-year results. Our “Big 3” segments refer to our Legal Professionals, Corporates and Tax & Accounting segments combined. The Refinitiv news and editorial contract represented approximately 6% of our 2020 revenues.

For more information about our company, visit www.tr.com

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Page 4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 9, 2021. As a shareholder, you are invited to attend the virtual meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of April 12, 2021. Unless otherwise indicated, applicable amounts translated to U.S. dollars from Canadian dollars utilized the average Canadian/U.S. dollar month-end exchange rate for 2020, which was C$1 = US$0.74588.

In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information and How to Attend” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Dominic Ebenbichler.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 5

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business. Additional information is provided in this circular.

Item of Business							Board Vote Recommendation

1. Financial statements

Receipt of our 2020 audited financial statements.

• Our 2020 annual consolidated financial statements are included in our 2020 annual report, which is available in the “Investor Relations” section of our website, www.tr.com.

• Shareholders who requested a copy of the 2020 annual report will receive it by mail or e-mail.

• Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

							N/A

2. Election of Directors (page 18 of the circular)

At the meeting, 14 individuals are proposed to be elected to our Board of Directors. All of these individuals are currently directors of our company.

• A majority of our directors are independent and four of our directors (David Thomson, David Binet, Ed Clark and Peter Thomson) are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO, Steve Hasker) is a member of management.

• The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate.

• Shareholders vote annually for individual directors. At last year’s annual meeting, our director nominees received an average of 97% “for” votes.

The director nominees for this year’s meeting are:

							FOR each director nominee

Name	Age	Director Since	Principal occupation	Committees	Attendance in 2020	Other public boards
David Thomson	63	1988	Chairman of Woodbridge	–	100%	0
Steve Hasker	51	2020	President and CEO of Thomson Reuters	–	100%	1
Kirk E. Arnold ✓	61	2020	Executive-in-Residence, General Catalyst Ventures	CG, HR, R	100%	3
David W. Binet	63	2013	President and CEO of Woodbridge	CG, HR, R	100%	0
W. Edmund Clark, C.M.	73	2015	Former Group President and CEO of TD Bank Group	CG, HR	95%	0
Michael E. Daniels ✓	66	2014	Former SVP and Group Executive at IBM	A, CG, HR, R	97%	2
Kirk Koenigsbauer ✓	53	2020	COO and Corporate VP, Microsoft	A, R	100%	0
Deanna Oppenheimer ✓	63	2020	Founder, Cameoworks	A, CG	100%	2
Vance K. Opperman ✓	78	1996	President and CEO, Key Investment	A, CG, HR, R	97%	1
Simon Paris ✓	51	2020	CEO, Finastra	A	100%	1
Kim M. Rivera ✓	52	2019	Former President, Strategy and Business Management and Chief Legal Officer, HP	A, R	94%	0
Barry Salzberg ✓	67	2015	Former Global CEO of Deloitte	A, CG, R	100%	1
Peter J. Thomson	55	1995	Chairman of Woodbridge	HR	100%	0
Wulf von Schimmelmann ✓	74	2011	Former CEO of Deutsche Postbank	CG, HR	95%	0
✓ = independent Committee legend: A = Audit; CG = Corporate Governance; HR = Human Resources; and R = Risk

Page 6    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Item of Business					Board Vote Recommendation

3. Appointment of PricewaterhouseCoopers LLP as Auditor (page 53 of the circular)

We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2022 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.

					FOR

4. Advisory resolution on executive compensation (page 56 of the circular)

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

					FOR

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value.

We appointed Steve Hasker as our new CEO and Mike Eastwood as our new CFO in March 2020. When the Board approved their compensation arrangements:

• Our new CEO’s and new CFO’s total target direct compensation reflected consideration of applicable market rates, each executive’s experience and Thomson Reuters’ smaller size following the 2018 separation of the company’s former Financial & Risk business.

• Steve Hasker’s 2020 target total direct compensation was approximately 28% lower than our former CEO’s 2019 target total direct compensation.

• Mike Eastwood’s 2020 target total direct compensation was approximately 26% lower than our former CFO’s 2019 target total direct compensation.

In 2020, “pay for performance” continued to be a key part of our compensation philosophy for our named executive officers.

✓    2020 compensation decisions were aligned with our strategic objectives – During 2020, the HR Committee of the Board of Directors was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future. In 2020, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year. The table below reflects summary 2020 compensation information for our named executive officers who are currently executive officers. Our former CEO and CFO, Jim Smith and Stephane Bello, who served in their roles through mid-March 2020, are also considered named executive officers for 2020 and their compensation is also discussed in this circular.

Named executive officer	Base salary (annualized)	Target annual incentive award (cash) – percentage of base salary	Long-term incentive award (equity-based) – percentage of base salary	“At risk” percentage
Steve Hasker President and CEO	C$1,495,000	200%	550%	88%
Mike Eastwood CFO	C$925,000	125%	225%	77%
David Wong Chief Product Officer	US$600,000	125%	225%	78%
Brian Peccarelli COO, Customer Markets	US$750,000	175%	200%	79%
Michael Friedenberg President, Reuters	US$850,000	125%	150%	73%

✓    Our compensation program is strongly aligned with shareholder return and value – Our executive officer compensation is aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

Named executive officer	Share Ownership Guideline (base salary multiple)
Steve Hasker	6x

Mike Eastwood	4x

David Wong, Brian Peccarelli and Michael Friedenberg	3x

✓    We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – The HR Committee utilizes a global peer group for executive compensation purposes. For compensation benchmarking of executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point.

✓    Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 7

Item of Business	Board Vote Recommendation

✓     We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. The independent advisor has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

What we do

✓  The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓  Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓  The base salary component of each executive’s compensation is fixed;

✓  Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓  The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable;

✓  Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓  Our annual incentive awards and performance restricted share units (PRSUs) issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓  Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓  We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓  We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other executive officers in certain circumstances.

What we don’t do

X   Executive officers are prohibited from hedging or pledging company shares;

X   We don’t offer single trigger change of control rights;

X   We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards; and

X   We don’t guarantee increases to base salaries or target incentive award opportunities.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

5. Shareholder proposal (page B-1 of the circular) Consider the shareholder proposal set out in Appendix B of this circular.	AGAINST

6. Other business

If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

N/A

Page 8    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Voting Information and How to Attend

Why is Thomson Reuters holding a virtual-only meeting?

The health and safety of our communities, shareholders, employees and other stakeholders is our top priority. In light of the ongoing COVID-19 pandemic, we are holding the meeting as a virtual-only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend the meeting, submit or ask questions and vote in real time through a web-based platform, regardless of geographic location and share ownership. Shareholders will not be able to attend the meeting in person.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 12, 2021 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 12, 2021, there were 495,577,640 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting online or by proxy, is required to approve each item of business.

Woodbridge, our principal and controlling shareholder, beneficially owned approximately 66% of our outstanding common shares as of April 12, 2021. Woodbridge has advised our company that it will vote FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable). As Woodbridge has indicated that it will vote FOR the election of each director nominee, each director will receive more than a majority of votes at the meeting.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the virtual-only meeting and vote during the meeting by online ballot through the live webcast platform. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

—	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

How do I attend and participate in the meeting?

We are holding the meeting in a virtual-only format, which will be conducted through a live webcast. Shareholders will not be able to attend the meeting in person.

How you vote will depend on whether you’re a registered shareholder or a non-registered shareholder (as discussed above).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend and vote at the meeting online. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as described below. Guests will be able to listen to the meeting but will not be able to vote at the meeting.

Additional information about participation in the meeting is set forth in our Virtual AGM User Guide which accompanies this circular and is available on our website.

If you attend the meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 9

Registered shareholders	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

If you want to vote by proxy before the meeting

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder.

You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.

If you want to attend and vote at the meeting

You may vote at the meeting by completing an online ballot during the meeting, as further described below. Do not complete or return your proxy form, as your vote will be taken at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf. Follow the instructions below for appointing a proxyholder if applicable.

Please follow these steps:

1.   Log in online at www.tr.com/agm2021. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Shareholder”.

3.  Enter your control number as your username. The control number is located on your proxy form or in the e-mail notification you received from Computershare Trust Company of Canada.

4.  Enter the password: tri2021 (case sensitive).

5.  Follow the instructions to view the meeting and vote when prompted.

Once you log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your proxy form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your proxy form – To appoint a third party proxyholder, insert that person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form. This step must be completed before registering the proxyholder as step 2 below.

2.  Register your proxyholder – To register a third party as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 7, 2021 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to ask questions or vote at the meeting but will be able to participate as a guest.

If you want to appoint more than one proxyholder to each vote a subset of your shares, you must submit your proxy by mail indicating the number of shares to be voted by each proxyholder, and also complete step 2 above.

Page 10    Management Proxy Circular and Notice of Annual Meeting of Shareholders

If you want to attend the meeting as a guest

Guests can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2021. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your proxy form	Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 7, 2021.

Non-registered shareholders

You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

If you want to vote by proxy before the meeting	If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

If you want to attend and vote at the meeting

If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare Trust Company of Canada. This is because our company and our transfer agent, Computershare Trust Company of Canada, do not have records of the non-registered shareholders of the company. As a result, we would have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   To appoint yourself as proxyholder, insert your name in the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

2.  To register yourself as a proxyholder, you must visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 7, 2021 and provide Computershare Trust Company of Canada with your required proxyholder contact information so that Computershare Trust Company of Canada may provide you with a username by e-mail shortly after this deadline. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

3.  Log in online at www.tr.com/agm2021. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

4.  Click “Shareholder”.

5.  Enter your username that was provided by Computershare Trust Company of Canada.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 11

6.  Enter the password: tri2021 (case sensitive).

7.  Follow the instructions to view the meeting and vote when prompted.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 7, 2021.

3.  Computershare Trust Company of Canada will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are required to register your appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your voting instruction form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your voting instruction form – To appoint a third party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

2.  Register your proxyholder – To register another person as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 7, 2021 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

Page 12    Management Proxy Circular and Notice of Annual Meeting of Shareholders

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 7, 2021.

3.  Computershare Trust Company of Canada will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are required to register the third party’s appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to attend the meeting as a guest

Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2021. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

How do I submit or ask questions during the meeting?

In writing (type/chat)

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) participating in the meeting may ask questions via the website for the meeting by typing and submitting their question in writing. Select the messaging icon from within the navigation bar and type your question at the bottom of the screen. Once finished, press the “send” icon to the right of the message box to submit your question.

By phone

During the meeting, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will also be able to ask questions by phone. To ask a question by phone, send your phone number using the messaging icon (as described above) and an operator will call you at that number during the Q&A session of the meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests but will not be able to submit or ask questions during the meeting.

If you prefer, you may also submit written questions in advance of the meeting which will be addressed during the Q&A session by e-mailing your question to investor.relations@tr.com.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 13

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 7, 2021.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 7, 2021. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 8, 2021. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

•

If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Page 14    Management Proxy Circular and Notice of Annual Meeting of Shareholders

How can I contact Computershare Trust Company of Canada if I have questions?

You can contact Computershare Trust Company of Canada directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies and votes cast at the meeting through the live webcast platform to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.tr.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Who do I contact if I need technical assistance for the meeting?

If you encounter any difficulties with the virtual platform on the day of the meeting, please go to www.lumiglobal.com/faq for frequently asked questions and click on the support button for assistance.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 15

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.tr.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information and How to Attend” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting by online ballot through the live webcast platform.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Page 16    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Principal Shareholder and Share Capital

As of April 12, 2021, Woodbridge beneficially owned 327,093,293 of our common shares, or approximately 66% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 31 to our 2020 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2020 and 2019.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 17

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2020; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	A majority of our directors are independent and only one director (our CEO) is a member of management;

•	The roles and responsibilities of the Chairman and the CEO are separate; and

•	All of the nominees are currently directors of our company.

Board Changes in 2020

We welcomed and successfully onboarded five new directors in 2020, which has brought new perspectives and experiences to the boardroom. Kirk Arnold joined the Board in January, Steve Hasker (our new CEO) and Kirk Koenigsbauer both joined in March and Deanna Oppenheimer and Simon Paris were both appointed in November. Our former CEO, Jim Smith, stepped down from the Board when Steve Hasker became our new CEO. Two of our former directors, Sheila Bair and Kristin Peck, decided not to stand for re-election at last year’s meeting in June.

Voting

You will be asked to vote for each director on an individual basis. Each nominee is proposed to be elected for a term ending at our 2022 annual meeting of shareholders. All of the nominees are currently directors of our company. Each of our directors was elected at our 2020 annual meeting of shareholders except for Deanna Oppenheimer and Simon Paris, who were appointed in November 2020. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of the following 14 nominees to the Thomson Reuters Board of Directors: David Thomson, Steve Hasker, Kirk E. Arnold, David W. Binet, W. Edmund Clark, C.M., Michael E. Daniels, Kirk Koenigsbauer, Deanna Oppenheimer, Vance K. Opperman, Simon Paris, Kim M. Rivera, Barry Salzberg, Peter J. Thomson and Wulf von Schimmelmann.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. At last year’s annual meeting, our director nominees received an average of 97% “for” votes. Additional information is provided in each nominee’s profile on the following pages.

Page 18    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Director qualifications, skills and experiences

We believe that all director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee understands our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election.

The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The skills matrix is reviewed and updated annually.

Accounting/Audit		✓							✓	✓	✓	✓		✓
Board experience (with other companies)	✓	✓	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environmental, Social and Governance (ESG) / Corporate Social Responsibility (CSR)			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Executive leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Finance		✓		✓	✓	✓		✓	✓	✓		✓		✓
Government relations/public sector					✓	✓			✓		✓	✓
Human Resources/Human Capital Management (HCM)	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
Industries in which Thomson Reuters business segments operate	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓
International business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Investment management	✓	✓		✓	✓			✓	✓				✓
Legal				✓					✓		✓	✓
M&A		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Media/Publishing	✓	✓		✓					✓				✓
Operations	✓	✓	✓		✓	✓	✓		✓		✓	✓		✓
Risk management		✓	✓		✓	✓		✓	✓		✓	✓		✓
Sales & Marketing	✓	✓	✓			✓	✓	✓	✓	✓	✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Tax					✓				✓			✓
Technology		✓	✓			✓	✓	✓	✓		✓	✓	✓	✓

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 19

Board Diversity

The Board also values the benefits that diversity can bring to the boardroom and throughout Thomson Reuters. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and improves oversight, decision-making and governance.

While the Corporate Governance Committee of the Board focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment.

In 2020, we updated the definition of diversity in our Corporate Governance Guidelines (which reflect our policies in this area). The guidelines provide that diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

Three of the 14 director nominees proposed for election at the meeting (21%) are women. One of our directors has self-identified as a visible minority.

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2021, the Board conducted its annual assessment of the independence of its members and determined that nine of the 14 directors (approximately 64%) serving on the Board were independent.

In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The Board’s determination of independence was also based on responses to questionnaires completed by directors.

For the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Vance Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, HR Committee and Risk Committee each have a majority of independent directors.

Director Independence

Name of Director Nominee	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge
Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters
Kirk E. Arnold		✓
David W. Binet			✓	President of Woodbridge
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
Michael E. Daniels		✓
Kirk Koenigsbauer		✓
Deanna Oppenheimer		✓
Vance K. Opperman		✓
Simon Paris		✓
Kim M. Rivera		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Wulf von Schimmelmann		✓
Total	1	9	5

Page 20    Management Proxy Circular and Notice of Annual Meeting of Shareholders

David Thomson, David Binet, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2021 that these relationships were immaterial.

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following shows the tenure of our director nominees. As reflected below, a majority of the Board has served for less than five years.

The average tenure of nominees who are considered independent is 5.7 years and the average tenure of all director nominees (which includes directors affiliated with our principal shareholder) is 10.4 years.

Two of our directors who have been members of the Board for more than 10 years (David Thomson and Peter Thomson) are affiliated with our company’s principal shareholder, Woodbridge.

Age

The average age of our director nominees is 62.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 21

Countries of Residence

The following shows the countries where our director nominees ordinarily reside:

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s Board. Directors must, however, receive approval from the Chair of the Corporate Governance Committee before accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Page 22    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Nominee Information

The following provides information regarding the 14 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2020 and ownership of Thomson Reuters securities. This information also reflects the percentage of “for” votes received by each director at our 2020 annual meeting of shareholders.

In the director nominee profiles, “securities held” by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of April 12, 2021. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on April 12, 2021, which was $90.90. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 12, 2021 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 63 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing 2020 annual meeting votes for: 98.94%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge.

	Board/committee membership	2020 attendance		Other public company board memberships
	Board	8 of 8	100%		–
	Total	8 of 8	100%
	Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 50,000	RSUs –	DSUs 103,658	Options –	153,658
	$4,545,000	–	$9,422,512	–		$13,967,512	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 23

Steve Hasker

Age: 51

Toronto, Ontario, Canada

Director since March 2020

Non-independent

Primary areas of expertise: operations, international business, strategy and technology

2020 annual meeting votes for: 99.26%

Steve Hasker

Steve Hasker has been President and Chief Executive Officer of Thomson Reuters since March 15, 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University.

Board/committee membership	2020 attendance		Other public company board memberships
Board	6 of 6	100%	Appen Limited
Total	6 of 6	100%
Securities held (number and value)				Total shares and DSUs	Total market value[1]	Ownership multiple of base salary[2]
Common shares –	RSUs 118,835	DSUs –	Options 376,867	–
–	–	–	–		–	0.0x

1  39,611 of Steve’s 118,835 RSUs are time based restricted share units (TRSUs). As of April 12, 2021, the value of Steve’s TRSUs was $3,600,639.

2  Reflects Steve’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Kirk E. Arnold

Age: 61

Kennebunk, Maine, United States

Director since January 2020

Independent

Primary areas of expertise: technology, strategy, sales & marketing, human capital management

2020 annual meeting votes for: 98.42%

Kirk E. Arnold

Kirk E. Arnold has been Executive-in-Residence at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Kirk serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College.

Board/committee membership	2020 attendance		Other public company board memberships
Board	8 of 8	100%	Epiphany Technology Acquisition Corp.
Audit	7 of 7	100%	Ingersoll-Rand plc
Corporate Governance	2 of 2	100%	Trane Technologies
HR	7 of 7	100%
Risk	2 of 2	100%
Total	26 of 26	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares —	RSUs –	DSUs 4,195	Options –	4,195
—	–	$381,325	–		$381,325	1.7x

Page 24    Management Proxy Circular and Notice of Annual Meeting of Shareholders

David W. Binet Age: 63 Toronto, Ontario, Canada Director since 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management 2020 annual meeting votes for: 93.44%

David W. Binet

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. David is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. David served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. David has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2020 attendance		Other public company board memberships
	Board	8 of 8	100%	–
	Corporate Governance	6 of 6	100%
	HR	7 of 7	100%
	Risk	6 of 6	100%
	Total	27 of 27	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 261,176	RSUs –	DSUs 34,467	Options –	295,643
	$23,740,898	–	$3,133,050	–		$26,873,948	119.4x

W. Edmund Clark, C.M.

Age: 73

Toronto, Ontario, Canada

Director since 2015

Non-independent

Primary areas of expertise: executive leadership, finance, human resources, strategy

2020 annual meeting votes for: 92.76%

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

	Board/committee membership	2020 attendance		Other public company board memberships[1]
	Board	7 of 8	88%	–
	Corporate Governance	6 of 6	100%
	HR	7 of 7	100%
	Total	20 of 21	95%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 36,316	RSUs –	DSUs 29,000	Options –	65,316
	$3,301,124	–	$2,636,100	–		$5,937,224	26.4x
	1 Ed has been nominated for election to the board of directors of Spin Master Corp. at its shareholder meeting to be held on May 6, 2021.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 25

Michael E. Daniels

Age: 66

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2020 annual meeting votes for: 94.93%

Michael E. Daniels

Michael E. Daniels is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mike has a bachelor’s degree in political science from Holy Cross College.

Board/committee membership	2020 attendance		Other public company board memberships
Board	7 of 8	88%	SS&C Technologies Holdings, Inc.
Audit	7 of 7	100%	Johnson Controls International plc
Corporate Governance	6 of 6	100%
HR	6 of 7	86%
Risk	6 of 6	100%
Total	32 of 34	94%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 2,924	RSUs –	DSUs 29,297	Options –	32,221
$265,791	–	$2,663,097	–		$2,928,888	13.0x

Kirk Koenigsbauer

Age: 53

Seattle, Washington, United States

Director since March 2020

Independent

Primary areas of expertise: technology, operations, sales & marketing

2020 annual meeting votes for:

99.89%

Kirk Koenigsbauer

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor’s degree from Colby College.

Board/committee membership	2020 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	5 of 5	100%
Risk	4 of 4	100%
Total	15 of 15	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares —	RSUs –	DSUs 3,198	Options –	3,198
—	–	$290,698	–		$290,698	1.3x

Page 26    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Deanna Oppenheimer Age: 63 Seattle, Washington, United States Director since November 2020 Independent Primary areas of expertise: operations, strategy, technology 2020 annual meeting votes for: N/A

Deanna Oppenheimer

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012 and has also served as a senior advisor to Bain & Company since 2013. From 2005 to 2011, she served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. Deanna received a BA from the University of Puget Sound.

	Board/committee membership[1]	2020 attendance		Other public company board memberships
	Board	1 of 1	100%	Hargreaves Lansdown plc
	Audit	–	–	Tesco plc
	Corporate Governance	–	–
	Total	1 of 1	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 1,032	Options –	1,032
	–	–	$93,808	–		$93,808	0.4x
	1 Deanna was appointed to the Audit Committee in November 2020 and the Corporate Governance Committee in March 2021.

Vance K. Opperman

Age: 78

Minneapolis, Minnesota, United States

Director since 1996

Independent

Primary areas of expertise: legal, operations, finance, media/publishing, investment management

2020 annual meeting votes for: 94.06%

Vance K. Opperman

Vance Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Vance was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. Vance has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2020 attendance		Other public company board memberships
Board	8 of 8	100%	TCF Financial Corporation
Audit	7 of 7	100%
Corporate Governance	6 of 6	100%
HR	7 of 7	100%
Risk	5 of 6	83%
Total	33 of 34	97%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 50,000	RSUs –	DSUs 144,217	Options –	194,217
$4,545,000	–	$13,109,325	–		$17,654,325	78.5x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 27

Simon Paris Age: 51 London, United Kingdom Director since November 2020 Independent Primary areas of expertise: operations, strategy, technology 2020 annual meeting votes for: N/A

Simon Paris

Simon Paris is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. Simon holds a BA from the European Business School and an MBA from INSEAD.

	Board/committee membership	2020 attendance		Other public company board memberships
	Board	1 of 1	100%	Everbridge, Inc.
	Audit	–	–
	Total	1 of 1	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 1,032	Options –	1,032
	–	–	$93,808	–		$93,808	0.4x

Kim M. Rivera Age: 52 Woodside, California, United States Director since 2019 Independent Primary areas of expertise: legal, strategy, technology, operations 2020 annual meeting votes for: 99.82%

Kim M. Rivera

Kim M. Rivera has been Special Advisor to the CEO of HP Inc. since February 2021. Kim was previously President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School.

	Board/committee membership	2020 attendance		Other public company board memberships[1]
	Board	8 of 8	100%	–
	Audit	6 of 7	86%
	Risk	1 of 1	100%
	Total	15 of 16	94%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 4,238	Options –	4,238
	–	–	$385,234	–		$385,234	1.7x
	1 Kim is a director of Cano Health, which is expected to become a public company in the second quarter of 2021 through a contemplated merger with Jaws Acquisition Corp., a special purpose acquisition company.

Page 28    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Barry Salzberg

Age: 67

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise: accounting/audit, operations, international business

2020 annual meeting votes for: 97.05%

Barry Salzberg

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry is Chairman of the board of directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the board of College Summit and Chairman of the board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2020 attendance		Other public company board memberships
Board	8 of 8	100%	Blue Apron Holdings, Inc
Audit	7 of 7	100%
Corporate Governance	6 of 6	100%
Risk	6 of 6	100%
Total	27 of 27	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 22,770	Options –	22,770
–	–	$2,069,793	–		$2,069,793	9.2x

Peter J. Thomson[1]

Age: 55

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise: international business, investment management, technology

2020 annual meeting votes for: 95.49%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario.

Board/committee membership	2020 attendance		Other public company board memberships
Board	8 of 8	100%	–
HR	7 of 7	100%
Total	15 of 15	100%
Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 12,683	Options –	12,683
–	–	$1,152,884	–		$1,152,884	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 29

Wulf von Schimmelmann Age: 74 Berg-Leoni, Germany Director since 2011 Independent Primary areas of expertise: finance, operations, international business 2020 annual meeting votes for: 98.29%

Wulf von Schimmelmann

Wulf von Schimmelmann is a corporate director. Wulf was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Wulf was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Wulf received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

	Board/committee membership	2020 attendance		Other public company board memberships
	Board	8 of 8	100%	–
	Audit	4 of 4	100%
	Corporate Governance	2 of 2	100%
	HR	6 of 7	86%
	Total	20 of 21	95%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 42,186	Options –	42,186
	–	–	$3,834,707	–		$3,834,707	17.0x

Page 30    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors considers:

•	the size, scope and complexity of our organization;

•

the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

•	the experience and skills of our directors;

•

compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•

an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. Effective on January 1, 2020, the annual retainer for our non-management directors (other than the Chairman) was increased by $25,000. Directors received this additional compensation in the form of DSUs. This was the first increase in the non-management director annual retainer since 2013. In November 2020, the Corporate Governance Committee decided to maintain current director compensation retainers for 2021.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

We do not grant stock options, restricted share units (RSUs) or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 31

Our directors have a mandatory equity component for their compensation. Approximately 86% of director compensation was paid in equity (DSUs or common shares) in 2020.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2020. Directors do not receive separate attendance or meeting fees. Chairs of the Board’s standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2020 ($)
Non-management directors[1]	225,000 (75,000 of which was required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1	Directors other than the Chairman.

Retainers / Mandatory Equity Component

In 2020, we required a minimum of $75,000 of each non-management director’s $225,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $150,000 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or, at the election of our company, in cash, following termination of the director’s Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same $225,000 annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $225,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

Page 32    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Benchmarking Director Compensation

In setting 2020 director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes. In its most recent benchmarking review in November 2020, the Corporate Governance Committee reviewed director compensation at the following companies in Thomson Reuters’ global peer group for executive compensation purposes. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States. The Corporate Governance Committee also acknowledged that director compensation for U.S. companies is generally higher than Canadian companies.

Automatic Data Processing Inc. CGI Group Inc. Cognizant Technology Solutions Corp. eBay Inc. Gartner Inc. IAC	The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. News Corporation Nielsen Holdings plc Omnicom Group Inc.	Pearson plc RELX PLC S&P Global Inc. Sage Group Inc. Wolters Kluwer NV

Total Director Compensation

The table below reflects compensation earned by our directors in 2020. Approximately 86% of 2020 director compensation was paid in DSUs.

As President and CEO of Thomson Reuters, Steve Hasker does not receive compensation for his service as a director. Similarly, Jim Smith did not receive compensation for previously serving as a director while President and CEO of Thomson Reuters. We discuss aspects of Steve Hasker’s and Jim Smith’s compensation in the “Compensation Discussion and Analysis” section of this circular.

	Fees Earned ($)

Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	–	600,000	–	–	600,000
Kirk Arnold[1]	–	245,355	–	–	245,355
David W. Binet	150,000	225,000	–	–	375,000
W. Edmund Clark, C.M.[2]	–	275,000	–	–	275,000
Michael E. Daniels[3]	–	275,000	–	–	275,000
Kirk Koenigsbauer[4]	–	186,270	–	–	186,270
Deanna Oppenheimer[5]	–	31,353	–	–	31,353
Vance K. Opperman[6]	–	375,000	–	–	375,000
Simon Paris[7]	–	31,353	–	–	31,353
Kim M. Rivera	–	225,000	–	–	225,000
Barry Salzberg[8]	150,000	125,000	–	–	275,000
Peter J. Thomson	150,000	75,000	–	–	225,000
Wulf von Schimmelmann	–	225,000	–	–	225,000
Former directors
Sheila C. Bair[9]	63,524	52,937	–	–	116,461
Kristin C. Peck[10]	–	95,287	–	–	95,287
Total	513,524	3,042,555	–	–	3,556,079

1	Kirk Arnold was appointed to the Board on January 15, 2020 and her compensation reflects her service as a director from that date through December 31, 2020. Kirk’s compensation also includes fees for serving as Chair of the Risk Committee from June 3, 2020 through December 31, 2020.
2	Ed Clark’s compensation includes fees for serving as Chair of the HR Committee during 2020.
3	Mike Daniels’ compensation includes fees for serving as Chair of the Corporate Governance Committee during 2020.
4	Kirk Koenigsbauer was appointed to the Board on March 4, 2020 and his compensation reflects his service as a director from that date through December 31, 2020.
5	Deanna Oppenheimer was appointed to the Board on November 11, 2020 and her compensation reflects her service as a director from that date through December 31, 2020.
6	Vance Opperman’s compensation includes fees for serving as the Lead Independent Director during 2020.
7	Simon Paris was appointed to the Board on November 11, 2020 and his compensation reflects his service as a director from that date through December 31, 2020.
8	Barry Salzberg’s compensation includes fees for serving as Chair of the Audit Committee during 2020.
9	Sheila Bair served as a director through June 3, 2020. Sheila’s compensation also includes fees for serving as Chair of the Risk Committee from January 1, 2020 through June 3, 2020.
10	Kristin Peck served as a director through June 3, 2020.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 33

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Steve Hasker and Jim Smith are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $675,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 12, 2021, Woodbridge beneficially owned approximately 66% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of April 12, 2021.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Kirk E. Arnold	1.7x	Required by January 15, 2025; 56% towards goal
David W. Binet	119.4x	✓
W. Edmund Clark, C.M.	26.4x	✓
Michael E. Daniels	13.0x	✓
Kirk Koenigsbauer	1.3x	Required by March 4, 2025; 43% towards goal
Deanna Oppenheimer	0.4x	Required by November 11, 2025; 14% towards goal
Vance K. Opperman	78.5x	✓
Simon Paris	0.4x	Required by November 11, 2025; 14% towards goal
Kim M. Rivera	1.7x	Required by November 7, 2024; 57% towards goal
Barry Salzberg	9.2x	✓
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Wulf von Schimmelmann	17.0x	✓

Steve Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Steve Hasker’s retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Steve Hasker regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Page 34    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

HIGHLIGHTS

•

Independence - A majority of our directors are independent and only one director (our CEO) is a member of management. All of the Board’s committees are comprised of a majority of independent directors;

•	Separation of Chairman and CEO - The roles and responsibilities of the Chairman and the CEO are separate;

•	Share ownership guidelines - Our directors and executive officers are required to maintain equity interests in our company;

•	Risk oversight - We have a separate Risk Committee that helps oversee our enterprise risk management (ERM) program and other risks not overseen by the Board and its other committees;

•	Code of Business Conduct and Ethics - Our directors and executive officers must comply with our Code and other corporate governance policies;

•	Director orientation - We have an orientation program to onboard our new directors; and

•	Independent advice - The Board and each of its committees have the ability to retain independent advisors.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board’s four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.

Board Size

The Board currently consists of 14 individuals and functions independently of management. The Board is currently comprised of 13 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 14 directors be nominated for election at the meeting, all of whom are currently directors. Each of the Board’s committees is discussed in more detail later in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 35

Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board’s 2020 work plan. Five of the Board’s meetings in 2020 were regularly scheduled and three special meetings were held in February, April and May.

Meeting	2020 Primary Activities/Topics
January	• Annual operating plan • Dividend policy • New director appointment
February	• Executive succession (new CEO and CFO appointments and transition agreements for former CEO and CFO)
March

• Annual disclosure and corporate governance documents (annual report/financial statements and proxy circular)

• Executive compensation

• Investor Relations update

• M&A update

• Global Print update

• Reuters News update

• Tax update

• New director appointment

April	• COVID-19 update (employees, customers and business) • Proxy circular approval
May	• COVID-19 update (employees, customers and business) • Financial update • Debt offering approval
June	• COVID-19 update (employees, customers and business) • Product update • M&A update • Information security update • Investor Relations update
September	• Customer update • Financial update • Capital and business strategy update • People and talent review
November	• Customer/markets update • Financial update • 2023 vision discussion • New director appointment
Periodically

• Strategic and management discussions related to individual businesses or sectors

• Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees

• Enterprise risk management (ERM)

• Proposed significant acquisitions and dispositions

• Product updates

• COVID-19 updates

• Proposed capital markets transactions

• In-camera meetings with the CEO only (typically at the start and end of each meeting)

•  In-camera meetings of non-management directors only

•  In-camera meetings of independent directors only

• Competitive analysis

Page 36    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Risks

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

Throughout the year, the Board and management discuss our progress against the plan. The Board focused its in-person meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

While the January meeting focuses on strategic planning, the Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our capital strategy with the CFO in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment’s current operations and strategic objectives.

Risk Oversight

The Board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company is intended to:

•

identify the most significant operational, strategic, reputational, financial and other risks in each of our business segments as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy and processes;

•	assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	develop and implement action plans for the enterprise risks and reviewing them periodically at a corporate and Board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, we conduct a risk assessment process. In 2020, this process included a survey of the Board of Directors after its first meeting of the year in January. Directors were asked to consider certain risk factors and definitions of impact and likelihood related to the ERM process, in light of their own knowledge of our company and business experience. Directors then provided input for Thomson Reuters’ businesses and functions to consider in assessing enterprise risks for the year.

The ERM process owner conducts risk assessments throughout Thomson Reuters utilizing the prior year’s top identified risks and inputs from the Board survey. Relevant businesses or functions then create their own lists of applicable top risks. These risk assessments and lists then roll up into the different businesses and functions within the company. The ERM process owner and the chairs of our management business risk committee, who track and monitor enterprise risks, utilize this information to create a

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 37

proposed consolidated top enterprise risks list across Thomson Reuters and then submit the list to the CEO’s operating committee. The management business risk committee is comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business segment and is co-chaired by the Chief Legal Officer and Chief Operations and Technology Officer. This committee assesses the status of identified risks and reviews the adequacy of applicable mitigation plans, and then submits a list of proposed top enterprise risks to the CEO’s operating committee. Utilizing this information and an anonymized list of risks and input from the Board survey, the CEO’s operating committee then reviews and agrees upon the top enterprise risks to present to the Board’s Risk Committee for review, input and approval.

During the year, the management business risk committee also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk mitigation periodically report to the management business risk committee, the Board’s Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. For our business segments and functional departments, ERM is an ongoing process under continuous management review and ERM process owners are asked to keep their risk lists current and to provide updates on risk levels. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request.

The Risk Committee is primarily responsible for overseeing management’s ERM process. The Audit Committee oversees overall risk assessment and management, and focuses primarily on financial risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•

As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.

•	As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

David Binet is the Board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the Board from time to time.

Lead Independent Director

Vance Opperman is the Board’s Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Page 38    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Meetings with and without the CEO/Management

Our Board begins each meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each regularly scheduled Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. The independent directors also meet as a group as part of any special meetings of the Board. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Six meetings of the independent directors took place in 2020 which were presided over by Vance Opperman.

Company Secretary

Thomas Kim, Chief Legal Officer, is also Company Secretary to the Board. Directors have access to the advice and services of the Company Secretary.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees may retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies on market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2020.

Number of Meetings
Board	8
Audit Committee	7
Corporate Governance Committee	6
HR Committee	7
Risk Committee	6

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 39

Five of the Board’s eight meetings in 2020 were regularly scheduled. Two of the Board’s regularly scheduled meetings prior to the COVID-19 pandemic were held in person and the three regularly scheduled meetings during the ongoing pandemic were held virtually. The Board also held three special meetings in 2020. One meeting related to the new CEO/CFO appointments and former CEO/CFO transition agreements and two meetings focused on the impact of the COVID-19 pandemic on the company.

The following table sets forth the attendance of our directors at Board and committee meetings in 2020. In 2020, attendance for these individuals at all Board and committee meetings was approximately 98% and approximately 97%, respectively.

	Meetings Attended

Director	Board	% Board Attendance	Audit Committee	Corp. Governance Committee	HR Committee	Risk Committee	Committee Total	Total Meetings	Total%
David Thomson	8 of 8	100%	–	–	–	–	–	8 of 8	100%
Steve Hasker	6 of 6	100%	–	–	–	–	–	6 of 6	100%
Kirk Arnold	8 of 8	100%	7 of 7	2 of 2	7 of 7	2 of 2	18 of 18	26 of 26	100%
David W. Binet	8 of 8	100%	–	6 of 6	7 of 7	6 of 6	19 of 19	27 of 27	100%
W. Edmund Clark, C.M.	7 of 8	88%	–	6 of 6	7 of 7		13 of 13	20 of 21	95%
Michael E. Daniels	7 of 8	88%	7 of 7	6 of 6	6 of 7	6 of 6	25 of 26	32 of 34	94%
Kirk Koenigsbauer	6 of 6	100%	5 of 5	–	–	4 of 4	9 of 9	15 of 15	100%
Deanna Oppenheimer	1 of 1	100%	–	–	–	–	–	1 of 1	100%
Vance K. Opperman	8 of 8	100%	7 of 7	6 of 6	7 of 7	5 of 6	25 of 26	33 of 34	97%
Simon Paris	1 of 1	100%	–	–	–	–	–	1 of 1	100%
Kim M. Rivera	8 of 8	100%	6 of 7	–	–	1 of 1	7 of 8	15 of 16	94%
Barry Salzberg	8 of 8	100%	7 of 7	6 of 6	–	6 of 6	19 of 19	27 of 27	100%
Peter J. Thomson	8 of 8	100%	–	–	7 of 7	–	7 of 7	15 of 15	100%
Wulf von Schimmelmann	8 of 8	100%	4 of 4	2 of 2	6 of 7	–	12 of 13	20 of 21	95%
Former directors
Sheila Bair	6 of 6	100%	4 of 4	–	–	4 of 4	8 of 8	14 of 14	100%
Kristen C. Peck	6 of 6	100%	–	3 of 4	4 of 5	–	7 of 9	13 of 15	87%
James C. Smith	3 of 3	100%	–	–	–	–	–	3 of 3	100%

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for David Binet, Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

A majority of members of the Risk Committee are independent. No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Page 40    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Board Committees

This section provides information about the Board’s four committees (Audit, Corporate Governance, HR and Risk), including each committee’s responsibilities, members and activities in 2020. Additional information about each committee is provided below. The following table sets forth the current membership of our four Board committees. David Thomson (Chairman of the Board) and Steve Hasker (President and CEO) are not members of any of the Board’s committees.

Committee Membership

Name of Director	Audit	Corporate Governance	HR	Risk
Kirk E. Arnold[1]		✓	✓	✓ (Chair)
David W. Binet		✓	✓	✓
W. Edmund Clark, C.M.		✓	✓ (Chair)
Michael E. Daniels	✓	✓ (Chair)	✓	✓
Kirk Koenigsbauer	✓			✓
Deanna Oppenheimer[2]	✓	✓
Vance K. Opperman	✓	✓	✓	✓
Simon Paris	✓
Kim M. Rivera	✓			✓
Barry Salzberg	✓ (Chair)	✓		✓
Peter Thomson			✓
Wulf von Schimmelmann		✓	✓
Total	7	8	7	7

1

Kirk also served as a member of the Audit Committee from January 15, 2020 through November 10, 2020. Kirk stepped down from the Audit Committee in connection with the appointments of Deanna Oppenheimer and Simon Paris to the Board (and the Audit Committee) on November 11, 2020.

2	Deanna was appointed to the Corporate Governance Committee in March 2021.

Each of the Board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.tr.com.

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function;

•	the overall assessment and management of risk; and

•	any additional matters delegated to the Audit Committee by the Board.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 41

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2020, which are reflected in the work plan below.

2020 Primary Audit Committee Activities

•   Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

•   Review and approve our earnings press releases which include financial results and financial outlooks, with a focus in 2020 on the impact of the ongoing COVID-19 pandemic on the company;

•   Receive periodic updates regarding the company’s finance operations and its ability to work from home;

•   Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

•   Receive periodic updates from senior management on financial risk topics such as tax, treasury and accounting;

•   Review the scope and plans for the audit of our company’s financial statements;

•   Review approve the company’s non-audit services policy as well as certain non-audit services to be provided by PricewaterhouseCoopers LLP;

•   Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

• Discuss with PricewaterhouseCoopers LLP:

•   its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);

•   all critical accounting policies and practices used or to be used by Thomson Reuters;

•   all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and

•   all other matters required to be communicated under IFRS.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Audit Committee Members’ Education and Experience

The following is summarizes the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities. Kirk Koenigsbauer, Deanna Oppenheimer and Simon Paris were appointed to the Audit Committee in 2020.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•   Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•   Former Professor at Columbia Business School

•   Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

Michael E. Daniels

•   More than 25 years of executive experience at IBM

•   Former member of the Tyco International Ltd. audit committee

•   Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc Boards of directors

Kirk Koenigsbauer	• More than 18 years of executive experience at Microsoft • Responsible for product planning, pricing, sales, marketing and ecosystem development for various Microsoft offerings
Deanna Oppenheimer

•   Former Vice Chair of Global Retail Banking of Barclays PLC

•   Former President of Consumer Banking of Washington Mutual, Inc.

•   Former member of AXA Global Insurance audit committee

•   Former member of NCR Corporation audit committee

Vance K. Opperman

•   Former President and COO of West Publishing Company

•   President and CEO of Key Investment, Inc.

•   Former Chair of Audit Committee of Thomson Reuters for over 15 years

•   Member of TCF Financial Corporation audit committee

•   Represented financial institutions in securities and financial regulations matters as a practicing attorney

Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board
Kim M. Rivera	• Former President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly-traded Fortune 500 companies

Page 42    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2020.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2022 and that our Board submit this appointment to shareholders for approval at the 2021 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2020, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 43

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•

Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonably be thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•

Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2020, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In the first quarter of 2020, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Head of Corporate Compliance and Audit met with the Chair of the Audit Committee to preview the internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Corporate Compliance and Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2020, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system.

Page 44    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020. In March 2021, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2020. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The Head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO).

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Risk Assessment and Management

The Audit Committee continues to discuss Thomson Reuters’ guidelines and policies that govern the overall process by which risk assessment and risk management is undertaken at the company. As part of this oversight role, the Audit Committee periodically reviews reports from or meets with the Risk Committee regarding the company’s processes for assessing and managing risk. Risk topics not otherwise assigned to the Audit Committee or the HR Committee are overseen by the Risk Committee, and the Corporate Governance Committee oversees the division of responsibilities between the Board and its committees. As part of this division of responsibilities, the Audit Committee discusses the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2020 to discuss treasury risk management and the external tax environment.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the Board.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 45

The following table sets forth the Corporate Governance Committee’s work plan for 2020.

2020 Primary Corporate Governance Committee Activities

•   Review size, composition and structure of the Board and its committees for effective decision-making, including new committee members

•   Board succession planning (which includes Board diversity)

•   Report on the results of Board, committee and director review processes

•   Assess director independence, financial literacy and audit committee financial expert status

•   Nominate directors for the annual meeting

•   Review director compensation and structure

•   Review corporate governance and shareholder proposal disclosure for draft proxy circular and virtual AGM format

•   Review corporate governance guidelines and committee charters

•   Review committee composition and chairs

•   Review Board diversity policy

•   Review external analysis of proxy circular and other shareholder group assessments

•   Plan Board, committee and director assessments

•   Discuss the company’s approach to ESG

•   Review compliance with Thomson Reuters Trust Principles

•   Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

•   Review D&O insurance and indemnification

Periodically

•   Review orientation and continuing education initiatives for directors

•   Review position descriptions for Board

•   Review related party transactions and conflicts of interest

•   Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

•   Consider agendas for meetings of independent directors

•   Review Board and CEO expenses

•   Review delegation of authority

•   Review share ownership expectations and compliance

•   Approve any waivers of Code of Business Conduct and Ethics

•   Monitor relationships between senior management and the Board

•   Be available as a forum for addressing the concerns of individual directors

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse Board enhances Board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment. In 2020, our company’s Corporate Governance Guidelines were updated and currently reflect that for purposes of those guidelines, diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In identifying candidates for election or re-election, the Board and the Corporate Governance Committee specifically consider the level of representation of women on the Board. Three of the 14 director nominees proposed for election (approximately 21%) at this year’s meeting are women and one director nominee has self-identified as a visible minority. When the Corporate Governance Committee engages a professional search firm to help identify and evaluate director candidates, the search firm is advised that identifying women and other diverse candidates are some of the Board’s priorities (along with directors who have applicable background and leadership experience in the professional services industries in which our company operates).

In 2020, the Corporate Governance Committee discussed Board diversity at three of its meetings with the CEO and Chief Legal Officer. As part of these discussions, the Corporate Governance Committee reviewed board diversity data related to Canadian public companies as well as Canadian public companies that have a principal shareholder. The Corporate Governance Committee also considered recommendations for increasing Board diversity in the future.

Page 46    Management Proxy Circular and Notice of Annual Meeting of Shareholders

New Director Appointments Since the 2020 Annual Meeting of Shareholders

Since the 2020 annual meeting of shareholders, we appointed Deanna Oppenheimer and Simon Paris to our Board. Deanna and Simon each met with David Thomson (Chairman), David Binet (Deputy Chairman), Vance Opperman (Lead Independent Director), Mike Daniels (Corporate Governance Committee Chair), Ed Clark (HR Committee Chair), Peter Thomson, Steve Hasker (CEO), and Thomas Kim (Chief Legal Officer and Company Secretary) in order to gauge their appropriateness for the Board, their cultural fit with the existing collaborative character of the Board, and their interest in serving as a Thomson Reuters director.

•	Deanna Oppenheimer – In evaluating Deanna’s profile, the Corporate Governance Committee put weight on her leadership and transformation experience and customer centricity.

•

Simon Paris – In evaluating Simon’s profile, the Corporate Governance Committee put weight on his experience as an executive in the technology industry at a time when Thomson Reuters is increasingly focusing on providing more cloud-based services that draw together trusted content and information, innovative technology and deep domain expertise.

In September 2020, the Corporate Governance Committee recommended to our Board that Deanna and Simon be appointed effective as of November 11, 2020. As part of their appointments, Deanna and Simon joined our Board’s Audit Committee.

Director Orientation

All new directors are provided with an orientation in connection with their election or appointment to the Board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The Board’s secure website, management reports and other means of communication also provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with Board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These Board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The Board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events.

To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters.

As part of our continuing education programs for directors, we previously provided members of the Audit Committee with access to Thomson Reuters’ Checkpoint Learning business, which offers a series of self-directed, online courses and instructor-led webinars and seminars. Courses cover topics such as accounting, auditing, ethics, finance, tax and technology.

The following table summarizes some of the education sessions provided to our directors in 2020:

Month	Topic/Subject	Attendees	Presenter(s)
February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)
March	Information security update	Risk Committee	External information security consultant and Thomson Reuters Chief Information Security Officer
	Legal and compliance update	Risk Committee	Thomson Reuters Chief Legal Officer and Chief Compliance Officer
	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel
September	Privacy update	Risk Committee	Thomson Reuters Chief Legal Officer and Chief Privacy Officer
	Executive compensation trends and developments	HR Committee	FW Cook (external compensation consultant)
	Automation in Commercial Operations and Finance	Audit Committee	Thomson Reuters management
Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax
Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 47

Site Visits

Due to the ongoing COVID-19 pandemic, the Board was unable to visit a Thomson Reuters site in 2020 as part of our director continuing education/orientation program coordinated by the Corporate Governance Committee. In previous years, the Board coordinated the timing of these site visits to coincide with regularly scheduled Board meetings. This has allowed substantially all of the directors to participate in the site visits at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

Feedback on this program from directors and location hosts has been positive and the Board hopes to resume this program in the future.

Board Effectiveness Review

The Corporate Governance Committee periodically reviews the effectiveness of the Board, its committees and individual directors. The Lead Independent Director meets individually with each independent and non-independent director during the year. The Lead Independent Director subsequently provides an update to the Corporate Governance Committee regarding his discussions with individual directors. The Lead Independent Director most recently provided an update to the Corporate Governance Committee and the Board in March 2021.

From time to time, director questionnaires or surveys are sent to members of the Board to seek feedback and input on the Board’s and committees’ supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance as well as on the conduct and effectiveness of Board and committee meetings. Results from questionnaires/surveys are initially discussed with the Corporate Governance Committee and an update is provided to the Board.

Annually, the Board reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the Board and its committees. Based on the Corporate Governance Committee’s recommendations, the Board recommends that all of the director nominees be elected at the meeting to be held on June 9, 2021, as each of them is expected to bring valuable skills and experience to the Board and its committees.

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full Board. If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2020 annual report.

Related Party Transactions

The Corporate Governance Committee reviews all proposed significant related party transactions and situations involving a Board member’s or affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to applicable securities law rules. Any member of the Corporate Governance Committee who is a party to or has a potential conflict of interest in a proposed transaction, or who has a material interest in any related party transaction or in a party to a related party transaction, must not receive or review any written materials related to the conflict subject area, nor attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Corporate Governance Committee has expressly determined that it is appropriate for him or her to do so.

Page 48    Management Proxy Circular and Notice of Annual Meeting of Shareholders

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	talent and professional development for senior management;

•	the compensation of the CEO and other senior management and assessment of compensation risk;

•	human capital management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the Board.

The following table provides an overview of the HR Committee’s work plan for 2020.

2020 Primary HR Committee Activities

•   Approve compensation arrangements for our new CEO and CFO and transition agreements for our former CEO and CFO

•   Annual compensation review for other executive officers

•   Annual individual performance evaluation of the CEO and review of evaluations of other executive officers

•   Approve 2019 annual incentive award payouts

•   Approve 2020 annual and long-term incentive award design, the mix of cash and equity compensation, the allocation of equity-based awards, and performance goals

•   Discuss 2021 annual and long-term incentive award design

•   Approve compensation disclosure in the annual management proxy circular

•   Discuss human capital management matters such as diversity and inclusion initiatives, talent, organizational health and culture

•   Succession planning reviews

•   Compensation program risk assessment

•   Compensation trends and regulatory development review

•   Compensation peer group review and approval

•   Equity share plan reserve analysis

•   “Say on pay” modeling

•   Retirement plans review

•   Review senior management’s share ownership guidelines

•   Periodic consideration of certain new senior executive hirings and terminations

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities. Kirk Arnold was appointed to the HR Committee in January 2020.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
Kirk E. Arnold

•   Member of Ingersoll Rand Inc. compensation committee

•   Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices

•   Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies

•   Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire

David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Vance K. Opperman	• Former President and COO of West Publishing Company • President and CEO of Key Investment, Inc. • Chair of TCF Financial Corporation compensation committee
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG and chair of the HR Committee • Former member of Deutsche Post DHL AG HR Committee

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 49

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Human Capital Management

Overview

Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. The HR Committee and our Board regularly engage with management on a variety of human capital topics that apply to our current workforce of approximately 24,000 employees, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. The Board and management engage in detailed succession planning discussions for all senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization. A more detailed discussion of some of these topics is provided later in this section.

Over the last few years, oversight of human capital management has been a greater focus area for the HR Committee and the Board. As part of these ongoing discussions, management has periodically reported metrics and data to the HR Committee and Board on various human capital topics, which has helped our directors provide management with feedback and input. While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our Social Impact Report), some metrics and data are not publicly disclosed due to competitive considerations.

In 2020, the Board, HR Committee and management had several discussions regarding our company’s response to COVID-19 which addressed the impact of the pandemic on our employees. Thomson Reuters has not experienced any significant disruptions to its business as a result of COVID-19 and continues to be fully operational. Most of our employees continue to work remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. We are developing detailed plans for a gradual, safe re-opening of our offices around the world, though we currently expect that the number of people who return to our offices before July 2021 will be small and on a voluntary basis. Essential employees who cannot work from home, such as Reuters News journalists and those working in the company’s Global Print facilities, follow various health and safety standards. We continue to act and plan based on guidance from global health organizations, relevant governments and evolving best practices.

In January 2021, we introduced new Thomson Reuters Mindsets & Behaviors that all employees are expected to live and demonstrate. The new Mindsets & Behaviors are expected to help us accomplish our most critical objectives and are based on strengths of our culture today as well as the best of what we are becoming.

Page 50    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We expect that human capital management will continue to be an important focus area in the future for the Board and its committees because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Talent Management and Succession Planning

A robust framework directly aligned with our business priorities is in place to enable an integrated approach to talent management and succession planning. We commit to developing a strong leadership pipeline by providing our current and future leaders with opportunities to learn and transform themselves, to drive business performance and add customer value. The CEO is a steward of the enterprise talent agenda and implemented a new semi-annual talent review process driving greater leader accountability for building a high-performance culture and a diverse leadership bench.

We aim to build an inclusive culture of world-class talent, stepping up advancement of women and other diverse talent into key leadership roles. Furthering our commitment, we introduced new diversity goals in 2020, as discussed in more detail below. This commitment to diversity, coupled with our philosophy to develop and promote from within, strengthens our culture, retains our key talent and provides more options for succession.

We have complemented our focus on inclusive culture with selective external hiring to procure critical skills, close any talent gaps and foster diverse thinking. Throughout 2020, we also hired a number of new leaders from leading organizations, including our Chief Product Officer (David Wong, formerly of Facebook), our Chief Operations & Technology Officer (Kirsty Roth, formerly of HSBC), our Chief Strategy Officer (Pat Wilburn, formerly of Microsoft), the President of our Corporates segment (Sunil Pandita, formerly of Honeywell) and our Head of Design (Charlie Claxton, formerly of Amazon).

The HR Committee plays a key role in overseeing talent management and succession planning strategies, with strong leadership from our CEO and Chief People Officer. As such, the HR Committee is regularly updated on the leadership development, and engagement of our employees. The HR Committee also partners with the CEO and the Chief People Officer in reviewing succession and developmental plans for executive management, critical talent and succession risk metrics, progress made over the year and plans for the upcoming year.

Diversity and Inclusion

Diversity and inclusion are more than just words for us. They are an integral part of our values, guiding us in everything we do. As an organization with diverse businesses competing in the global marketplace, we understand that one of the most effective ways of meeting and exceeding the needs of our diverse customers and shareholders is to have a workforce that reflects diversity.

We believe that a culture where every employee is treated with respect, feels valued and has a sense of belonging will help employees unleash their potential. Our objective is to seek out and hire talented, dedicated individuals from all walks of life and give them an opportunity to learn, develop and succeed within Thomson Reuters.

In 2020, we set a new goal to increase overall racial and ethnic diversity in our senior leadership levels (director and above) from 14% in 2020 to 18% by the end of 2021 and 20% or more by the end of 2022. We also have a goal within our racially and ethnically diverse leadership to double the number of Black employees in senior leadership levels from 30 to 60 or more by the end of 2022.

Women in Leadership

One component of our diversity and inclusion approach is identification, development and advancement of women globally for leadership positions. In 2020, the overall representation of women in senior leadership positions at Thomson Reuters and our subsidiaries was 35%, below our goal of 40% by end of 2020. We are now focused on meeting this goal by the end of 2021, with a further goal of increasing the overall representation of women in senior leadership roles to 45% by the end of 2022. This goal is strongly embedded into our talent practices and we are committed to drive continued efforts in this area. In 2020, eight of 25 members of the CEO’s Operating Committee were women. Three of our current 12 executive officers (Elizabeth Beastrom – President, Tax & Accounting; Kirsty Roth – Chief Operations  & Technology Officer; and Mary Alice Vuicic – Chief People Officer), or 25%, are women.

We are focused on accelerating the development of women to strengthen our succession bench through various strategic initiatives, including the launch of Women in Technology initiative sponsored by our CEO, and our LeadHership1 and Leadership Program for Women development programs focused on developing early and mid-career women, respectively, accelerating their growth and readiness and enabling them to realize their full potential.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 51

Risk Committee

Responsibilities

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•

Thomson Reuters’ identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to talent/employee matters (which are overseen by the HR Committee); and

•	any additional matters delegated to the Risk Committee by the Board.

In 2020, the Risk Committee met with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks. As part of this review, senior management presented an overview of its 2020 ERM process to the Risk Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company’s framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company’s risks through the design, implementation and maintenance of our ERM program. The Risk Committee’s responsibilities include reviewing and approving the ERM framework on an annual basis.

The following table sets forth the Risk Committee’s work plan for 2020.

2020 Primary Risk Activities

• Approve top 2020 ERM risks

• Discuss cybersecurity, data protection controls, business continuity/disaster recovery systems and other information security matters

• Discuss legal and regulatory compliance risks that are not overseen by the Audit Committee

• Discuss technology separation risks related to Thomson Reuters’ separation from Refinitiv (its former Financial & Risk business)

• Review information security and other aspects of the company’s response to the COVID-19 pandemic

• Discuss geopolitical risks and Reuters News business risks

• Review cyber/network security insurance coverage

• Approve 2021 ERM framework

Periodically

•  Table-top exercises on topics such as cybersecurity

• “Deep dives” on selected risk topics

• Discuss reputational risks, other than those related to compliance with the Thomson Reuters Trust Principles, which are overseen by the Corporate Governance Committee

Joint Audit Committee and Risk Committee Meeting

As part of the Board’s risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly in March 2020 to discuss topics of interest to each committee. This meeting was held after one committee ended its own scheduled meeting, and prior to the start of the other committee’s own scheduled meeting. The joint committee meeting was co-chaired by Barry Salzberg (Audit Committee Chair) and Sheila Bair (former Risk Committee Chair).

The topics discussed by the joint committees were the following:

•	Review of the 2020 internal audit work plan;

•	Review of “Risk Factors” disclosure for the 2020 annual report; and

•	Update on technology and operational separation related to Thomson Reuters’ separation from Refinitiv (its former Financial & Risk business

Page 52    Management Proxy Circular and Notice of Annual Meeting of Shareholders

About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2022 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2020 and 2019.

(in millions of U.S. dollars)	2020	2019
Audit fees	$11.9	$13.2
Audit-related fees	1.3	1.4
Tax fees	3.3	4.7
All other fees	0.1	0.1
Total	$16.6	$19.4

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2020 and 2019.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, comfort letter procedures and issuances, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 53

Stakeholder Engagement

HIGHLIGHTS

•	We actively engage with our stakeholders throughout the year.

•	We welcome feedback and input from our stakeholders.

Thomson Reuters actively engages with its stakeholders on a variety of topics, including:

•	Financial performance

•	Corporate/growth strategy

•	Corporate governance

•	Executive compensation

•	Human capital management

•	Diversity and inclusion

•	Other ESG-related topics (as discussed further on the next page of this circular)

In 2020, stakeholder engagement was conducted by different leaders and groups across our company, including:

•	Investor Relations

•	Our former and current CEO and CFO

•	Chair of the HR Committee, Chief People Officer and Head of Reward

•	Our Chief Legal Officer and Company Secretary

On a day-to-day basis, inquiries or other communications from stakeholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested stakeholders, the media and members of the public.

Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our Investor Day meetings with major shareholders and analysts.

At the annual meeting, shareholders in attendance are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management in attendance.

Our company also has meetings throughout the year with shareholders and other stakeholders, shareholder advocacy groups and financial analysts. In 2020, we received a shareholder proposal in connection with last year’s annual meeting of shareholders. Even though the proposal did not receive significant support by our shareholders, we engaged with a representative of the shareholder proponent prior to the meeting to better understand and discuss their requests.

Shareholders and other stakeholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at investor.relations@tr.com or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at board@tr.com or by writing to them c/o Thomas Kim, Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

Page 54    Management Proxy Circular and Notice of Annual Meeting of Shareholders

ESG

HIGHLIGHTS

•	We manage our business for the long term and view programs that improve environmental, social and governance (ESG) through that lens

•	We consider ESG one important mechanism for sustained value creation, reinforcing the underlying health of our company now and beyond the horizon

Our businesses are dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice systems, fight fraud, support law enforcement and report on world events with impartiality, no matter how dangerous or fraught. In these and many other ways, we aspire to strengthen the foundations of society in partnership with our customers.

We pursue ESG initiatives because they are the right things to do for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different ESG-related areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our ESG goals require employees who take on responsibility for them and are empowered to achieve them. Subject matter experts lead the work, and senior executives are accountable for embedding programs in the business, for maximum impact and duration.

Thomson Reuters understands that ESG measures are important to our stakeholders and drive positive impact on global issues. Conducting business in a principled manner – and transparently disclosing relevant targets and metrics related to our ESG programs – will not only allow our stakeholders to be informed on our progress, but also encourage others to lead.

To that end, we post a Social Impact Report annually on our website, www.tr.com/social-impact-report, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. The report highlights how we manage our sustainability goals, foster an inclusive workplace, and make a difference in communities through wider-ranging social impact programs designed to drive access to justice and transparency. We encourage you to review the Social Impact Report to gain a better understanding of our accomplishments and practices in these areas.

We believe that by uniting our technical capabilities with those of our customers in those areas, we will drive the greatest change. And, we believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact, actively partnering to advance the Sustainable Development Goals, particularly SDG 16 – Peace, Justice and Strong Institutions.

In 2020, we announced our commitment to targeting net-zero emissions by 2050 and our decision to align to the 1.5 degree pathway, the most ambitious aim of the Science Based Targets Initiative. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint. We officially sourced renewable energy for 100% of our global energy needs in 2020 and are working closely with our suppliers to drive lower emissions within our supply chain.

We understand that systemic change starts within organizations, and Thomson Reuters has long recognized the need for businesses to shift from conversations about diversity and inclusion to action and leadership accountability. In 2020, a year that brought intense focus on this subject, we extended our global diversity and inclusion strategy and redoubled efforts to embed this work in all we do, including setting clear representation goals for the company at the leadership level (director and above).

As we strive for continued progress, we appreciate being recognized for our work in this space, but we are acutely aware of the need to increase momentum. In 2020, we scored 100% on the Human Rights Campaign’s Corporate Equality Index and were recognized as a Best Place to Work for LGBTQ Equity, ranked in the top 50 on Refinitiv’s Diversity and Inclusion Index, and were listed as one of America’s Best Employers for Diversity by Forbes, among an additional 16 workplace awards and recognitions.

In all our work, we uphold the Thomson Reuters Trust Principles – Integrity, Independence and Freedom from Bias.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 55

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by 96.5% of the votes cast at last year’s annual meeting of shareholders. Over the last five years, an average of approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our “named executive officers” for purposes of the “Compensation Discussion and Analysis” section of this circular are our CEO (Steve Hasker), our CFO (Mike Eastwood), the three other most highly compensated executive officers as of December 31, 2020 (Michael Friedenberg – President, Reuters News; Brian Peccarelli – Chief Operating Officer, Customer Markets; and David Wong – Chief Product Officer), and our former CEO (Jim Smith) and CFO (Stephane Bello). As discussed in this circular, Jim Smith served as our CEO and Stephane Bello served as our CFO until March 15, 2020. Stephane Bello retired from our company on March 15, 2021 and Jim Smith plans to retire on July 12, 2021.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@tr.com or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2021 management proxy circular.”

Page 56    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Compensation Discussion and Analysis

Executive Summary

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and how we performed and what we paid to our named executive officers in 2020. Our named executive officers include five current executive officers and our former CEO and CFO:

Steve Hasker	President and Chief Executive Officer
Mike Eastwood	Chief Financial Officer
Brian Peccarelli	Chief Operating Officer, Customer Markets
Michael Friedenberg	President, Reuters News
David Wong	Chief Product Officer
Jim Smith	Former President and Chief Executive Officer
Stephane Bello	Former Chief Financial Officer

2020 Performance Highlights

We began 2020 with momentum, having completed our first full year re-positioned into our customer-focused segments after completing the F&R transaction in 2018. In March 2020, however, the global COVID-19 pandemic created unprecedented health risks to our employees, customers and suppliers, and containment measures intended to mitigate the impact of the pandemic resulted in a global economic crisis and ongoing uncertainty.

In response to the pandemic, we immediately transitioned most of our staff to a virtual work environment. At the same time, we worked with our approximately 500,000 customers to ensure continued access to our products and services. To mitigate the expected reduction in our revenues due to the economic crisis, we implemented a cost savings program. Our 2020 performance reflected the resiliency of our markets and our business. We achieved 1% organic revenue growth, increased adjusted EBITDA by 32%, expanded adjusted EBITDA margin to 33%, and achieved free cash flow of $1.3 billion. Each of these metrics met or exceeded the updated outlook that we provided in November 2020 in conjunction with our third quarter report. Below are financial highlights of our results for the year ended December 31, 2020. Please see the “Management’s Discussion and Analysis” section of our 2020 annual report for additional information about our recent performance.

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency
IFRS Financial Measures
Revenues	5,984	5,906	1%
Operating profit	1,929	1,199	61%
Diluted EPS	$2.25	$3.11	(28%)
Cash flow from operations	1,745	702	148%
Non-IFRS Financial Measures
Revenues	5,984	5,906	1%	2%
Organic revenue growth				1%
Adjusted EBITDA	1,975	1,493	32%	32%
Adjusted EBITDA margin	33.0%	25.3%	770bp	760bp
Adjusted EPS	$1.85	$1.29	43%	43%
Free cash flow	1,330	159	735%

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 57

Supplemental financial results – “Big 3” Segments—Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency
Non-IFRS Financial Measures
Revenues	4,738	4,584	3%	4%
Organic revenue growth				4%
Adjusted EBITDA	1,791	1,625	10%	10%
Adjusted EBITDA margin	37.8%	35.4%	240bp	210bp

We met or exceeded each of the performance metrics in our updated 2020 full-year business outlook communicated on November 3, 2020. Our full-year 2020 outlook assumed constant currency rates relative to 2019 and included the impact of closed acquisitions and dispositions. Some of the financial measures in the tables above as well as the outlook below are provided on a non-IFRS basis. Refer to Appendices A and B of the “Management’s Discussion and Analysis” section of our 2020 annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

The table below compares our actual performance (before currency) to the outlook:

2020 Full-Year Outlook

Total Thomson Reuters Outlook

	2020 Outlook	2020 Actual Performance
	Before currency and included the impact of closed acquisitions/dispositions	Before currency(1)
Revenue Growth Organic revenue growth	1.0% - 2.0% 0% - 1.0%	2.1% 1.2%	✓ ✓
Adjusted EBITDA margin	Approximately 32.0%	32.9%	✓
Corporate costs	$140 million - $150 million	$125 million	✓
Free cash flow	Approximately $1.1 billion	$1.3 billion	✓
Capital expenditures, as a percentage of revenues	8.0% - 8.5%	8.4%	✓
Depreciation and amortization of computer software	$650 million - $675 million	$672 million	✓
Interest expense	$190 million - $215 million	$195 million	✓
Effective tax rate on adjusted earnings	Approximately 17% - 19%	16.9%	✓

“Big 3” Segments Outlook

	2020 Outlook	2020 Actual Performance
	Before currency and included the impact of closed acquisitions/dispositions	Before currency(1)
Revenue Growth Organic revenue growth	3.0% - 4.0% 3.0% - 4.0%	4.2% 3.8%	✓ ✓
Adjusted EBITDA margin	37.0% - 38.0%	37.5%	✓

(1) Our 2020 performance (before currency) was measured in constant currency rates relative to 2019, except for the 2020 free cash flow performance which was reflected at actual rates.

Page 58    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓

2020 compensation decisions were aligned with our strategic objectives – During 2020, the HR Committee was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

●

In 2020, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 88% of our new CEO’s 2020 target compensation was variable and approximately 77% of the other named executive officers’ 2020 target compensation was variable. We did not increase 2020 base salaries or the value of target annual and long-term incentive awards granted in 2020 to our named executive officers, except for an increase for Brian Peccarelli to reflect the expanded scope of his role and to position his compensation more competitively against the market. The HR Committee provided this increase solely through aspects of Brian’s incentive compensation that is linked to company and share price performance.

●

Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less capital expenditures). Our 2020 annual incentive plan awards were based 100% on Thomson Reuters’ consolidated results and reflected targets that were set prior to the COVID-19 pandemic. As a result, our financial performance was below our targets, which resulted in an annual incentive plan payout that was below target. No discretionary adjustments were made in determining payouts for 2020 annual incentive awards. 2020 annual incentive awards funded at approximately 75% of target based on financial performance. As contemplated by award terms and conditions, the payout percentage for each executive was then adjusted to reflect individual performance and contribution to results, as discussed later in this compensation discussion and analysis.

●	We continued to grant performance restricted share units (PRSUs) as part of our long-term incentive awards. No discretionary adjustments were made to any outstanding PRSU awards.

✓

Our compensation program is strongly aligned with shareholder return and value – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓

We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2020, the HR Committee continued to utilize a global peer group for executive compensation purposes that reflects our company’s size and industries in which we compete. Our global peer group does not include other Canadian companies with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors focus on these companies, we believe that they do not provide a meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group for Toronto-based executive officers as a secondary reference point as part of executive compensation benchmarking.

✓

Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

✓

We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. The independent advisor has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 59

New CEO and CFO Agreements

We appointed Steve Hasker as our new CEO and Mike Eastwood as our new CFO effective on March 15, 2020. The target compensation for both executives is significantly lower than their predecessors and generally aligns with the global peer group median or below. When the Board approved new compensation arrangements for our new CEO and CFO in February 2020:

●

Our new CEO’s and new CFO’s total target direct compensation reflected consideration of applicable market rates, each executive’s experience and Thomson Reuters’ smaller size following the 2018 separation of the company’s former Financial & Risk business.

●	Our new CEO’s 2020 target total direct compensation was approximately 28% lower than our former CEO’s 2019 target total direct compensation.

●	Our new CFO’s 2020 target total direct compensation was approximately 26% lower than our former CFO’s 2019 target total direct compensation.

Similar to the compensation arrangements for our former CEO and CFO, the compensation arrangements for our new CEO and CFO are primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned to our strategy to drive shareholder value.

Additional information regarding Steve’s and Mike’s arrangements is provided later in this section of the circular.

Former CEO and CFO Transition Agreements

On March 15, 2020, Jim Smith became Chairman of the Thomson Reuters Foundation and Special Advisor to the CEO and Stephane Bello became Vice Chairman and President of our Enterprise Centre. We entered into new agreements with Jim and Stephane, which are discussed later in this circular.

Jim’s and Stephane’s respective 2020 compensation included a base salary, annual incentive award and long-term incentive awards, but their 2021 compensation (for the period through their respective scheduled retirement dates) only consists of a base salary.

Key 2021 Compensation Developments and Decisions

In March 2021, the HR Committee decided not to increase named executive officers’ 2021 base salaries after an evaluation of current market positioning of their compensation. Our named executive officers’ target annual and long-term incentive awards for 2021 were reflected at the same percentages of base salary as their 2020 targets.

No changes were made to financial performance metrics and weightings for 2021 annual and long-term incentive awards. The HR Committee established challenging performance goals for 2021 annual and long-term incentive awards.

2021 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue, organic book of business and adjusted EBITDA less capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. To further increase the link between pay for performance, we embedded strategic priorities into individual performance evaluations for 2021 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions. The CEO and his direct reports have the following strategic priorities embedded in their 2021 performance assessments:

●	Customer obsession – demonstrating a deep understanding of the customer and prioritizing solving customer needs over internal needs;

●	Talent goals – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

●	Contribution to specified shared priorities.

2021 long-term incentive awards for our named executive officers are split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2021-2023 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2021 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2021 compensation program continues to align executive pay with the company’s annual and long-term strategic and financial performance objectives.

Page 60    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our 2020 Compensation Program

The HR Committee of the Board structured our 2020 compensation program in a way that was consistent with our strategic objectives. A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2020 Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance- based

Organic revenues (1/3).

Adjusted EBITDA less capital expenditures (1/3).

Organic “book of business” based on annualized contract value (ACV) (1/3).

To drive further differentiation for performance, improve leader accountability, and support simplicity and transparency, payouts may be adjusted based on individual performance.

				Cash	Focuses executives on our financial goals and objectives for the year.
Long-term incentive award

Grants of:

• PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets;

• TRSUs (25%) that vest at the same time as PRSUs; and

• Stock options (25%) with an exercise price equal to the fair market value of our shares on the grant date; options are subject to time vesting conditions

		Primarily performance- based	Organic revenues (50% of PRSU financial metrics) Free cash flow per share (50% of PRSU financial metrics) Value tied to share price performance.	Equity

Commits executives to delivering on our financial goals over the long term.

Strongly links their pay to our share price and supports retention objectives.

Helps retain critical talent and recognize superior performance.

Aligns their interests to shareholder interests.

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. Our former CEO Jim Smith and former CFO Stephane Bello also have individual supplemental executive retirement plans (SERPs). However, none of our other named executive officers have SERPs.
Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.
Periodic/special long-term equity awards	Grants of additional TRSUs or additional PRSUs with vesting over a specified period of years.	Time- vested or performance- based	Value tied to share price performance for TRSU grants and also to performance metrics for PRSU grants.	Equity	Reward exceptional performance and for retention. Also utilized as part of one-time sign-on equity awards to attract executive talent.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 61

Our Process for Designing and Determining Executive Compensation

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent directors and David Binet, Ed Clark and Peter Thomson serve as non-independent directors. David Thomson, Chairman of the Board, regularly attends meetings of the HR Committee as an observer.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management would require the HR Committee’s prior approval. In 2020 and 2019, we paid FW Cook the following fees:

	2020	2019	Percentage of total fees
Executive compensation-related fees	$145,344	$162,181	100%
All other fees	$–	$–	–
Total annual fees	$145,344	$162,181	100%

Page 62    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2021 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

For part of 2020, management engaged its own consultant to provide it with executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 88% of Steve Hasker’s 2020 target annualized compensation was variable, which included approximately 65% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 77% of the 2020 target annualized compensation for our other named executive officers (excluding our former CEO and CFO) was variable, which included approximately 45% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. The chart below excludes a special equity award granted to David Wong in connection with joining our company.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 63

level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, considering current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

The following table sets forth annual incentive award payouts as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2020 annual incentive award targets and performance is provided later in this compensation discussion and analysis. We also discuss each named executive officer’s actual 2020 annual incentive award payout (as adjusted to reflect individual performance) later in this compensation discussion and analysis.

Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s percentage may be modified up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Due to complexities associated with determining consolidated company performance for PRSUs granted for the 2016-2018 and 2017-2019 performance periods as a result of the F&R transaction, the HR Committee decided to determine payouts for these awards based on performance as of December 31, 2017 and a deemed 100% performance for remaining periods. No PRSUs were granted for the 2018-2020 performance period for the same reason.

Page 64    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets.

No discretionary adjustments were made in determining payouts for 2020 annual incentive awards. No discretionary adjustments were made to any outstanding PRSU awards.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives through the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, Steve Hasker and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

The following table shows the share ownership guidelines for our named executive officers (other than our former CEO Jim Smith and former CFO Stephane Bello), as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 12, 2021. All share values and ownership are as of April 12, 2021. Jim Smith has agreed with our company to retain specified minimum levels of ownership interests in Thomson Reuters equity through July 12, 2022 (one year after his anticipated retirement date on July 12, 2021). Stephane Bello remained subject to share ownership guidelines until his retirement on March 15, 2021.

Steve Hasker and Mike Eastwood each became subject to share ownership guidelines on March 15, 2020. Michael Friedenberg became subject to share ownership guidelines in December 2018 and David Wong became subject to share ownership guidelines in July 2020.

	Minimum Share Ownership		Actual Share Ownership

Name	(base salary multiple)	($)	(base salary multiple)	($)
Steve Hasker	6x	6,690,555	–	–
Mike Eastwood	4x	2,759,760	1.3x	$885,639
Michael Friedenberg	3x	2,550,000	3.7x	$3,142,504
Brian Peccarelli	3x	2,250,000	9.0x	$6,736,508
David Wong	3x	1,800,000	–	–

1	Steve Hasker has an annual base salary of C$1,495,000 and he is paid in Canadian dollars.
2	Mike Eastwood has an annual base salary of C$925,000 and he is paid in Canadian dollars.
3	David Wong has an annual base salary of C$792,000 and he is paid in Canadian dollars.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 65

WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to evaluate the competitiveness of our compensation programs. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long term incentive) and their total direct compensation, which consists of target base salary, target annual incentive award value, target long term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well to make decisions on each person’s future competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk. Target compensation for our former CEO and CFO had been established based on market data for companies of similar size and complexity prior to the closing of the F&R transaction.

As part of our CEO succession in 2020, in setting Steve Hasker’s target total direct compensation, the Board considered market data from our global and Canadian peer groups and positioned his pay to appropriately reflect the scope of his role and his prior leadership experience. Steve’s 2020 target total direct compensation generally aligned with the 25th percentile of our global peer group. A significant portion of Steve’s target total direct compensation is variable pay, with the majority of his total pay linked to the long-term performance of the company.

As part of our CFO succession in 2020, in setting Mike Eastwood’s target total direct compensation, the Board considered market data from our global and Canadian peer groups and positioned his pay appropriately to reflect that he is new to his role. Mike’s 2020 target total direct compensation generally aligned with the 25th percentile of our global peer group. A significant portion of Mike’s total direct compensation is variable pay, with half of his total pay linked to the long-term performance of the company.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point considering the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving the legal, tax, accounting, corporate and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Many of these other companies, like Thomson Reuters, also have significant global operations.

Companies in our global peer group had revenues ranging from approximately $2.5 billion to approximately $16.8 billion, with a median of approximately $7.8 billion, compared to Thomson Reuters’ 2020 revenues of approximately $6.0 billion. Compared to the global peer group, Thomson Reuters ranked between the 25th percentile and median in revenue and adjusted EBITDA and between the median and 75th percentile in total assets, market capitalization and number of employees. The 17 companies in our current global peer group consist of:

Automatic Data Processing Inc. CGI Group Inc. Cognizant Technology Solutions Corp. eBay Inc. Gartner Inc. IAC/InterActive Corp.	The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. News Corporation Nielsen Holdings plc Omnicom Group Inc.	Pearson plc RELX PLC S&P Global Inc. Sage Group Inc. Wolters Kluwer NV

For compensation benchmarking of executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point. Companies in our Canadian peer group had revenues ranging from approximately $600 million to approximately $30.2 billion, with a median of approximately $6.5 billion, compared to Thomson Reuters’ 2020 revenues of approximately $6.0 billion. Compared to the Canadian peer group, Thomson Reuters ranked near the median in revenue and total assets, between the median and 75th percentile in adjusted EBITDA and number of employees, and in the top quartile of market capitalization. The 23 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova

Page 66    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Scotia, BCE Inc., Canadian Imperial Bank of Commence, CGI Group Inc., Cineplex Inc., Cogeco Communications Inc., Constellation Software Inc., Corus Entertainment Inc., Fairfax Financial Holdings Limited, Industrial Alliance Insurance and Financial Services Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Shaw Communications Inc., SNC-Lavalin Group Inc., Stantec Inc., Sun Life Financial Inc., TELUS Communications Inc., Transcontinental Inc. and Waste Connections Inc.

FW Cook reviewed the proposed peer groups identified by management and its compensation consultant prior to presentation to the HR Committee. When the HR Committee met to discuss and approve the peer groups, it received input from FW Cook and management’s compensation consultant.

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. In February 2021, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓	The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓	The base salary component of each executive’s compensation is fixed;

✓	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓	The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable;

✓

Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓	We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓

We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all other executive officers in certain circumstances. Our clawback policy provides that the Board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer if in the Board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 67

What we don’t do

X	Executive officers are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section);

X	We don’t offer single trigger change of control rights;

X	We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards; and

X	We don’t guarantee increases to base salaries or target incentive award opportunities.

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2020 annual report, which is available on our website at www.tr.com, as well as on www.sedar.com and www.sec.gov.

2020 Compensation

In 2020, the HR Committee reviewed and approved the compensation for our named executive officers.

•

In connection with determining 2020 compensation packages for our new CEO Steve Hasker and new CFO Mike Eastwood, the Chair of the HR Committee consulted with the HR Committee’s independent compensation consultant and our Chief People Officer, Mary Alice Vuicic. The Chair of the HR Committee also consulted with the HR Committee’s independent compensation consultant and Mary Alice regarding transition agreements for our former CEO Jim Smith and former CFO Stephane Bello.

•

Our Chief People Officer initially made recommendations to the HR Committee regarding the proposed 2020 compensation arrangements for our executive officers (other than our new CEO and CFO). Our former CEO Jim Smith’s input was reflected in these recommendations. Jim Smith and Mary Alice Vuicic considered each individual’s actual performance during the prior year, the competitiveness of each individual’s compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2020 annual and long-term incentive awards. In making recommendations to the HR Committee, management proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

•

As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for our named executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary), target total direct compensation for each individual, plus target total direct compensation that included the annualized value of any special equity awards outstanding, exclusive of new hire awards.

•

Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2020 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer’s individual 2020 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO’s base salary and considers any increases to the base salaries of our other named executive officers based on the CEO’s recommendations for each individual. In addition to the considerations described above, the HR Committee also reviews any applicable merit increase guidelines established for our employees.

In 2020, our company’s standard merit increase in Canada and the United States for employee base salaries was 3% and 3.2%, respectively (effective on April 1 of the year). In light of various changes made to their compensation packages in previous years and an evaluation of current market positioning of their compensation, none of our named executive officers (who were at the company in 2019) received a base salary increase in 2020.

Base salaries for each of our named executive officers are described later in this section of the circular.

Page 68    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2019, senior executives from our businesses met with our former CEO, former CFO and other Corporate executives to discuss the 2020 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2020 to review, discuss and approve the final version of the plan.

After meeting with management in the first quarter of 2020, the HR Committee decided that 2020 annual incentive awards for our named executive officers would continue to be weighted as follows based 100% on Thomson Reuters’ consolidated results.

Financial metric	Annual incentive percentage weighting (2020)	Rationale for financial metric
Organic revenue growth	1/3	We use organic revenues because they are commonly used to measure growth of our business. Organic revenues are cash generated from the sale of existing products and services, including recurring revenues (subscriptions) and transactional revenues (one-time contracts and service fees). This performance metric is important to us because increasing organic revenues is fundamental to our growth strategy and profitability.
Adjusted EBITDA less capital expenditures (cash OI)	1/3	We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.
Organic “book of business” or ACV	1/3	We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2020 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee’s design principles for 2020 annual incentive awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s 2020 operating plan;

●	One-time charges (above a specified financial threshold) that were not foreseen in the 2020 operating plan and where the related savings are outside of the plan period;

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 69

●

Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

●	Changes in accounting practices to make figures comparable to the original 2020 operating plan.

Our 2020 annual incentive plan awards reflected targets that were set prior to the COVID-19 pandemic. As a result, our financial performance was below our targets, which resulted in an annual incentive plan payout that was below target. In January 2021, the HR Committee determined the extent to which our 2020 annual performance targets were met by comparing our unaudited financial results to our performance goals. 2020 results were evaluated using foreign currency exchange rates that were used to prepare our 2020 annual operating plan. This has been a longstanding policy that has consistently been applied to our annual incentive awards.

The following table sets forth information regarding our 2020 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 75% of target. 2020 targets for organic revenues and organic book of business were higher than full-year 2019 actual results, in support of our growth initiatives. Our 2020 target for adjusted EBITDA less capital expenditures was also higher than our full-year 2019 actual results for that performance metric on a pro forma comparative basis excluding stranded and other one-time costs to reposition our company following the separation from our former Financial & Risk business.

Performance metric (in billions of dollars)	Minimum performance	Target performance	Maximum performance	Actual performance	Payout percentage
Organic revenue growth	$5.95	$6.21	$6.34	$6.02	50%
Adjusted EBITDA less capital expenditures	$1.33	$1.51	$1.63	$1.51	101%
Organic “book of business” or ACV	$4.75	$5.06	$5.13	$4.96	74%
Total Thomson Reuters performance	–	–	–	–	75%

For purposes of our 2020 annual incentive awards, revenue underperformance was due to lower net sales, installation and print shipment delays and cancellation of in-person events due to COVID-19. Adjusted EBITDA less capital expenditures benefited from our 2020 cost savings initiative. The actual performance results indicated in the table above are not directly comparable to similar financial measures that we disclose in our 2020 annual report because they are based on our internal operating plan.

For payouts to the named executive officers (other than the CEO), Steve Hasker assessed each individual’s performance and provided recommendations to the HR Committee. In March 2021, the HR Committee approved individual annual incentive award payouts to each of our named executive officers, which are discussed later in this compensation discussion and analysis.

Long-term Incentive Awards

Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year based on an assessment of the executive’s prior-year performance and expected contribution to future financial and strategic results.

In 2020, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient, strongly drives executive outcomes with the company’s strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company’s share price.

Page 70    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We typically grant PRSUs as part of our long-term incentive awards. However, long-term incentive awards granted in 2018 for the three-year period ended December 31, 2020 did not include PRSUs but were comprised of TRSUs and stock options due to complexities associated with measuring 2018 and 2019 performance in light of the F&R transaction. The table below sets forth information regarding long-term incentive awards that recently vested in March 2021 and long-term incentive awards that are outstanding as of the date of this circular.

Performance Period	Long-Term Incentive Awards – Executive Officers	Vesting Date (RSUs)	Expiration Date (stock options)
2018-2020	50%TRSUs, 50% stock options	March 2021	March 2028
2019-2021	50% PRSUs, 25% TRSUs, 25% stock options	March 2022	March 2029
2020-2022	50% PRSUs, 25% TRSUs, 25% stock options	March 2023	March 2030
2021-2023	50% PRSUs, 25% TRSUs, 25% stock options	March 2024	March 2031

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the value of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants for our executive officers, the HR Committee generally takes into account the target compensation, the amount of previous awards and other factors such as individual performance and contributions, an individual’s criticality to the company, and retention considerations. Key talent ratings and holding power are also considered to support decision making.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2020-2022 period, the HR Committee selected 3-year average organic revenue growth and free cash flow per share as the performance metrics to focus participants on the key drivers of long-term shareholder value creation. The HR Committee believed that organic revenue growth over a multi-year period complemented the same metric as reflected in 2020 annual incentive awards and aligned to the company’s strategic priorities. For more information about organic revenue growth and our rationale for including the financial metric in 2020 annual and long-term incentive awards, please see the “Annual Incentive Awards” discussion above. Free cash flow per share is a measure of our operating performance because it helps us assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities, proceeds from disposals of property and equipment and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares and dividends paid to non-controlling interests.

The financial performance goals for PRSUs granted in 2020 were weighted 50% each as they were equally important to our long-term objectives:

Financial metric	PRSU percentage weighting
Organic revenue growth performance	50%
Free cash flow per share performance	50%

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 71

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2020-2022 targets for organic revenue growth and free cash flow per share are based on three-year averages for each metric and contemplate increases each year for both metrics during the performance period.

As part of the HR Committee’s design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s operating plan and resulting in adjustments greater than a specified amount;

●	One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

●	The impact of any share repurchases that are in excess of buyback amounts reflected in the original operating plan;

●

Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

●	Changes in accounting practices to make figures comparable to the original operating plan; and

●	Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best drives management performance.

Stock options

All options granted in 2020 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is the closing price of the common shares on the day before the grant. The expiration date for options granted in 2020 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2020, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted.

TRSUs

2020 long-term incentive awards included a component of TRSUs to increase retention. These TRSUs are scheduled to vest in 2023, subject to award terms and conditions.

While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

David Wong was the only named executive officer who received a special TRSU award in 2020. In order to induce David to join our company last year, we granted him a special TRSU award to replace compensation that he forfeited when he departed from his former employer and to immediately align his long-term interests with our shareholders, recognizing that he would not be issued a 2020 long-term incentive award.

Page 72    Management Proxy Circular and Notice of Annual Meeting of Shareholders

2020 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about 2020 performance and compensation for our named executive officers other than our former CEO and CFO. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

Steve Hasker

President and Chief Executive Officer

Steve Hasker has been President and Chief Executive Officer and a director of our company since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, Steve was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants.

2020 performance

Steve became our Chief Executive Officer in mid-March 2020, right when COVID-19 became a pandemic. Steve led the company in a difficult year that was challenging for all of us personally and professionally.

●

During the year, Steve spent time listening to our customers and employees. As CEO, he encouraged Thomson Reuters associates to maintain a change mindset and to focus on ways for Thomson Reuters to become a simpler, more integrated and agile organization, delivering a customer experience that is digitally-driven, seamless, intuitive, connected and personalized. Steve also focused on ways for Thomson Reuters to invest more in the employee experience, including skills and development and improved tools and technologies. Steve also encouraged Thomson Reuters associates to be willing to bring diversity of thought and ideas to their work.

●	In 2020, Thomson Reuters met or exceeded each of the financial metrics that the company provided in its revised external outlook, which reflected the resilience of the business.

●

Steve also led our efforts to launch a new Change Program and our strategic planning to transform Thomson Reuters into a leading content-driven technology company. The Change Program (which we announced in February 2021) includes significant financial targets, requiring an estimated investment of $500 million - $600 million over the next two years to enhance our customer and employee experience. Steve’s vision is that the Change Program will make it easier for our customers to do business with us, modernize and simplify our product portfolio, reduce complexity and create a more innovative business. For additional information about the Change Program, please see our 2020 annual report.

2020 compensation

The following table summarizes Steve’s target total direct compensation for 2020 on an annualized basis. Steve’s compensation is paid in Canadian dollars.

		Target Total Direct Compensation (2020)		Fixed	Variable
	C$	US$	% of base salary
Base salary	1,495,000	$1,115,092	—	12%
Annual incentive award	2,990,000	$2,230,185	200%	—	23%
Long-term incentive awards	8,222,500	$6,133,008	550%	—	65%
Total	12,707,505	$9,478,286	—	12%	88%

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 73

Base salary: Steve’s 2020 base salary was established when he joined our company.

Annual incentive award: Steve’s 2020 annual incentive award had a payout of approximately 75% of target based on financial and individual performance. When he joined our company, we agreed that Steve would be entitled to a 2020 annual incentive award for the full year, as opposed to being pro-rated for the number of days that he worked at our company during the year.

Long-term incentive awards: Steve’s 2020 award grant was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Other: In 2020, we paid Steve a sign-on cash bonus of C$2,990,000 in connection with joining our company. The bonus represented a one-time payment to incentivize Steve to join Thomson Reuters and was also in lieu of our company providing him with certain standard relocation benefits. If Steve voluntarily leaves our company other than for good reason or his employment is terminated by our company for cause before the completion of 24 months of service, he will repay the pro-rata portion of the after-tax amount of his sign-on bonus within 30 days of separation.

We agreed with Steve that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Any equity awards granted to Steve after 2021 will follow standard grant terms and conditions.

Page 74    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Mike Eastwood

Chief Financial Officer

Mike Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina.

2020 performance

Mike became our new CFO in mid-March 2020. Under Mike’s leadership in 2020:

●

We achieved 1% organic revenue growth, increased adjusted EBITDA by 32%, expanded adjusted EBITDA margin to 33%, and achieved free cash flow of $1.3 billion. Each of these metrics met or exceeded the updated outlook that we provided in November 2020 in conjunction with our third quarter report. At a time when many companies withdrew their financial guidance, Mike provided quarterly financial outlooks in 2020 for Thomson Reuters’ consolidated business and for its Big 3 segments of Legal Professionals, Corporates and Tax & Accounting Professionals.

●

We issued C$1.4 billion (US$1 billion) of five-year bonds which were priced at the lowest borrowing rate achieved by Thomson Reuters for a five-year maturity. The offering was the largest bond (principal amount) that Thomson Reuters has ever issued in Canada. The cash proceeds were used to pay down outstanding debt, allowing the company to re-establish a liquidity cushion.

●

We continued to have a disciplined capital strategy that is aligned with our business strategy. Under Mike’s leadership, we remained focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

Mike also oversaw Thomson Reuters’ sale of Refinitiv (with Blackstone’s consortium) to London Stock Exchange Group, which closed in January 2021.

In connection with announcing full-year 2020 results, Thomson Reuters announced in February 2021 that our Board of Directors approved a $0.10 per share annualized increase in the dividend to $1.62 per common share (representing the 28th consecutive year of dividend increases).

2020 compensation

The following table summarizes Mike’s target total direct compensation for 2020 on an annualized basis. Mike’s compensation is paid in Canadian dollars.

		Target Total Direct Compensation (2020)		Fixed	Variable
	C$	US$	% of base salary
Base salary	C$925,000	$689,940	–	23%	–
Annual incentive award	C$1,156,250	$819,068	125%	–	27%
Long-term incentive awards	C$2,081,250	$1,552,365	225%	–	51%
Total	C$4,162,500	$3,061,374	–	23%	77%

Base salary: Mike’s base salary increased in 2020 when he was promoted to CFO. The HR Committee also increased the percentage of base salary of Mike’s 2020 annual and long-term incentive awards in connection with his promotion.

Annual incentive award: Mike’s 2020 annual incentive award had a payout of approximately 82% of target based on financial and individual performance.

Long-term incentive awards: Mike’s 2020 award grant (based on 2019 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 75

David Wong

Chief Product Officer

David Wong has been Chief Product Officer since July 2020. Prior to joining Thomson Reuters, David worked at Facebook as Product Management Lead from January 2019 to June 2020 and Product Manager from February 2018 to January 2019. David served as SVP of Product Leadership of Nielsen Holdings PLC from November 2014 to February 2018 and prior to that, served as Nielsen’s VP of Product Leadership from May 2011 to November 2014. David was also a consultant at McKinsey & Company from August 2006 to March 2011. He holds a degree in Engineering Science from the University of Toronto, where he specialized in applied physics and electrical engineering.

2020 performance

David joined our company in July 2020. As our new Chief Product Officer, he immediately focused on ways to further streamline our processes, hire new talent, improve his team’s partnership with Thomson Reuters business segments and the Technology, Engineering and Marketing functions, and encourage innovation.

Under David’s leadership, we are evolving the current segment-based Product structure to a structure built around common customer problems. David believes that doing so will enable us to maintain our current customer-centric approach while also creating teams that foster innovation and provide clearer purpose for our work.

As Chief Product Officer, David plans to:

●	Bring together teams whose ultimate customer objectives are similar, creating teams who share a common purpose and can rally around common goals and Objectives & Key Results;

●	Encourage innovation by having multiple teams who are tackling common problems work together across Product, Content/Editorial, Design and Technology; and

●	Seek solutions and build products that can serve many customer segments by using shared capabilities and reusable components.

2020 compensation

The following table summarizes David’s target total direct compensation for 2020 on an annualized basis. As discussed below, David did not receive a long-term incentive award in 2020. The table below reflects David’s target total direct compensation for 2020 as if he had received such an award.

	Target Total Direct Compensation (2020)		Fixed	Variable
	US$	% of base salary
Base salary	$600,000	–	22%	–
Annual incentive award	$750,000	125%	–	28%
Long-term incentive awards	$1,350,000	225%	–	50%
Total	$2,700,000	–	22%	78%

Base salary: David’s base salary was established when he joined our company in June 2020. During the second half of 2020, David was based in California and his annualized base salary was US$600,000. David relocated to Toronto at the start of January 2021 and his base salary was converted to C$792,000 (as agreed to when he joined our company).

Annual incentive award: David’s 2020 annual incentive award had a payout of approximately 75% of target based on financial and individual performance. When he joined our company, we agreed that David would be entitled to a 2020 annual incentive award for the full year, as opposed to being pro-rated for the number of days that he worked at our company during the year.

Long-term incentive awards: David did not receive a long-term incentive award in 2020 given the timing when he joined our company, but we did grant him a special equity award (as discussed below). David’s target long-term incentive award is 225% of his base salary, subject to adjustment based on his individual performance, contributions and other factors at the discretion of the HR Committee and the Board.

Other: In order to induce David to join our company last year, we granted him a special TRSU award to replace compensation that he forfeited when he departed from his former employer and to immediately align his long-term interests with our shareholders, recognizing that he would not be issued a 2020 long-term incentive award. David received a one-time sign-on grant of TRSUs with a grant date value of US$2,700,037 and a cash bonus of US$50,000. David’s TRSUs are scheduled to vest 50% in August 2021 and 50% in August 2022, subject to the terms and conditions of his award.

Page 76    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Brian Peccarelli

Chief Operating Officer, Customer Markets

Brian Peccarelli has been Chief Operating Officer, Customer Markets since June 2018. Prior to June 2018, Brian was President of the Tax & Accounting business for seven years. Prior to February 2011, Brian was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Brian joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. He received a JD from Hamline University School of Law, a BA in accounting and business administration from Carthage College and an MBA from Southern Methodist University.

2020 performance

In 2020, Brian continued to oversee our customer-facing Legal Professionals, Tax & Accounting Professionals, Corporates and Global Print segments in his role as Chief Operating Officer. Our “Big 3” segments, which collectively comprised approximately 79% of total revenues, reported organic growth of 4%.

Under Brian’s leadership in 2020:

●	Legal Professionals built on its strong performance throughout the year with organic revenues up 3%. Legal Professionals also recorded double-digit recurring sales growth for the year;

●	Our Government business continued to see good momentum, posting organic revenue growth of nearly 10% for the full year;

●	UltraTax sales promotions, simplified Checkpoint packages and Cloud Audit Suite sales helped boost Tax & Accounting Professionals’ 2020 organic revenue growth to 4%;

●	Organic recurring revenues in our Corporates business – nearly 90% of its total revenues – grew 6% in the fourth quarter; and

●	Continuing to work under challenging circumstances, Global Print increased sales in the fourth quarter by over 1%.

2020 compensation

	Target Total Direct Compensation (2019)		Target Total Direct Compensation (2020)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$750,000	–	$750,000	–	21%	–
Annual incentive award	$937,500	125%	$1,312,500	175%	–	37%
Long-term incentive awards	$1,125,000	150%	$1,500,000	200%	–	42%
Total	$2,812,500	–	$3,562,500	–	21%	79%

Base salary: Brian’s base salary was unchanged in 2020.

Annual incentive award: Brian’s 2020 annual incentive award had a payout of approximately 79% of target based on financial and individual performance.

Long-term incentive awards: Brian’s 2020 award grant (based on 2019 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

The HR Committee decided to increase the percentage of base salary of Brian’s 2020 annual and long-term incentive awards due to the scope of his role and to position his compensation more appropriately against the market. The HR Committee focused on providing this increase solely through aspects of Brian’s incentive compensation that is linked to company and share price performance.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 77

Michael Friedenberg

President, Reuters News

Michael Friedenberg has been President, Reuters News since December 2018. Previously, Michael served as global Chief Executive Officer of IDG Communications, a media, data and services firm, from November 2013 to October 2017. Before that, Michael held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Michael also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009. Michael holds a BA in business finance from the University of Delaware’s Lerner College of Business and Economics.

2020 performance

Under Michael’s leadership in 2020:

●

Reuters News adapted to the COVID-19 environment swiftly and effectively, delivering globally trusted journalism when it was needed most, innovating across all areas of the business and carefully managing costs. When COVID-19 caused the cancellation of in-person events and reduced advertising revenues, Reuters pivoted to virtual events and a simplified product proposition.

●	Reuters continued to supply news and editorial content to Refinitiv, which generated $336 million of revenues in 2020.

●

Reuters News saw the successful launch of Reuters Professional, a unified offering that gives professionals global news coverage, agenda-setting financial commentary and industry-leading events through essential services such as Reuters.com, the Reuters News app and Reuters Events.

2020 compensation

	Target Total Direct Compensation (2019)		Target Total Direct Compensation (2020)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$850,000	–	$850,000	–	27%	–
Annual incentive award	$1,062,500	125%	$1,062,500	125%	–	33%
Long-term incentive awards	$1,275,000	150%	$1,275,000	150%	–	40%
Total	$3,187,500	–	$3,187,500	–	27%	73%

Base salary: Michael’s base salary was unchanged in 2020.

Annual incentive award: Michael’s 2020 annual incentive award had a payout of approximately 67% of target based on financial and individual performance.

Long-term incentive awards: Michael’s 2020 award grant (based on 2019 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 78    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our Former CEO – Jim Smith

Jim Smith was our CEO until March 15, 2020. As part of his transition agreement, Jim was subsequently appointed Chairman of Thomson Reuters Foundation and Special Advisor to the CEO and he plans to retire from our company on July 12, 2021. The Thomson Reuters Foundation works to advance media freedom, foster more inclusive economies and promote human rights. Through news, media development, free legal assistance and convening initiatives, the Foundation combines its unique services to drive systemic change.

2020 compensation

	Target Total Direct Compensation (2019)		Target Total Direct Compensation (2020)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,600,000	–	$1,600,000	–	12%	–
Annual incentive award	$3,200,000	200%	$3,200,000	200%	–	23%
Long-term incentive awards	$8,800,000	550%	$8,800,000	550%	–	65%
Total	$13,600,000	–	$13,600,000	–	12%	88%

Base salary: Jim’s base salary was unchanged in 2020.

Annual incentive award: Jim’s 2020 annual incentive award had a payout of approximately 75% of target based on financial and individual performance.

Long-term incentive awards: Jim’s 2020 award grant (based on 2019 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

While Jim’s 2020 compensation included a base salary, annual incentive award and long-term incentive awards, his 2021 compensation (for the time period through his scheduled retirement dates) only consists of a base salary.

Our Former CFO – Stephane Bello

Stephane Bello was our CFO until March 15, 2020. As part of his transition agreement, Stephane was subsequently appointed Vice Chairman & President of the Thomson Reuters Enterprise Centre based in Switzerland. Our Enterprise Centre brings together senior leaders from across Strategy, Brand, Sales Strategy and Enablement, Operations and Technology, Corporate Finance and our business segments to drive growth through enabling scale, enterprise level planning, innovation, customer engagement and operational excellence. Stephane retired from the company on March 15, 2021.

2020 compensation

	Target Total Direct Compensation (2019)		Target Total Direct Compensation (2020)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,000,000	–	$1,000,000	–	24%	–
Annual incentive award	$1,250,000	125%	$1,250,000	125%	–	29%
Long-term incentive awards	$2,000,000	200%	$2,000,000	200%	–	47%
Total	$4,250,000	–	$4,250,000	–	24%	76%

Base salary: Stephane’s base salary was unchanged in 2020.

Annual incentive award: Stephane’s 2020 annual incentive award had a payout of approximately 75% of target based on financial and individual performance.

Long-term incentive awards: Stephane’s 2020 award grant (based on 2019 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

While Stephane’s 2020 compensation included a base salary, annual incentive award and long-term incentive awards, his 2021 compensation (for the time period through his scheduled retirement dates) only consisted of a base salary.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 79

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2020 consisted of:

●

Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

●

Use of company automobiles – this benefit was available to Jim Smith, who was entitled to use a car and driver while CEO, which allowed him to devote additional time to Thomson Reuters business. Steve Hasker is currently entitled to a similar benefit.

●

Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to work with one advisor.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave.

●

Jim Smith and Stephane Bello were each on expatriate assignment in Canada from 2017 through part of 2020. In connection with their relocations to Toronto in April 2017, our company entered into international assignment agreements with Jim and Stephane. While serving as our CEO and CFO, Jim and Stephane were not provided with housing allowances, nor were they provided cost of living allowances related to working in Canada (but each of them were provided with home sale assistance in connection with their relocations).

●

Stephane Bello was also on an expatriate assignment in Switzerland while working as Vice Chairman & President, Enterprise Centre from part of 2020 through his retirement on March 15, 2021. We provided Stephane with housing, car and cost of living allowances as part of his expatriate assignment in Switzerland. As discussed in the “Termination Benefits” section of this circular, in connection with his relocation from Canada to Switzerland, we agreed to reimburse Stephane for closing costs related to the sale of his home in Toronto.

Insurance Policies

Our company provides life insurance to certain employees.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Steve Hasker, Mike Eastwood and David Wong are eligible for this benefit.

Our U.S. employees are provided with group life insurance in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Brian Peccarelli, Michael Friedenberg and Jim Smith are eligible for this benefit and Stephane Bello was previously eligible for this benefit.

Page 80    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board’s meeting in March of each year. In certain years, grants have occurred later in the year.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type including, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 81

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

Page 82    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2015 to December 31, 2020), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 148% and 128%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.

The graph below reflects named executive officer compensation based on amounts reflected in the Summary Compensation Table in this year’s circular and in prior year circulars. In the graph below, values for 2018 for our named executive officers were higher than other years as they included special TRSU grants related to executive promotions and hirings. These TRSU grants are not part of an executive’s regular annual compensation. The graph below excludes our former CEO and CFO for 2020 in order to provide a comparison of compensation earned by five named executive officers for each year. Two of our five named executive officers for 2020 (excluding our former CEO and CFO) joined Thomson Reuters during the year and one named executive officer was new to his role last year.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 83

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)

Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]
Steve Hasker President and Chief Executive Officer	2020	947,524	4,743,778	1,581,254	1,672,639	—	2,377,215	11,322,410
	2019	—	—	—	—	—	—	—
	2018	—	—	—	–	–	–	–
Mike Eastwood Chief Financial Officer	2020	655,255	1,203,814	401,249	650,150	–	102,022	3,012,490
	2019	490,151	855,331	266,826	587,157	11,000	3,404	2,213,869
	2018	421,548	318,763	–	449,884	37,000	8,250	1,235,445
David Wong Chief Product Officer	2020	304,918	2,700,037	–	562,500	–	62,250	3,629,705
	2019	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–
Brian Peccarelli Chief Operating Officer, Customer Markets	2020	750,000	1,125,044	375,002	1,036,875	16,000	34,211	3,337,132
	2019	750,000	843,776	281,256	1,165,969	39,000	33,129	3,113,130
	2018	700,356	4,511,535	562,502	1,236,256	43,000	31,979	7,085,628
Michael Friedenberg President, Reuters News	2020	850,000	956,336	318,753	711,875	–	54,423	2,891,387
	2019	806,438	843,776	281,256	1,253,709	–	51,469	3,236,648
	2018	59,589	5,000,025	–	100,177	–	500,569	5,660,360
James C. Smith Former President and Chief Executive Officer; Chairman of the Thomson Reuters Foundation and Special Advisor to the CEO	2020	1,600,000	6,600,088	2,200,003	2,400,000	402,000	37,852	13,239,943
	2019	1,600,000	6,600,011	2,200,000	3,979,840	(96,000)	39,154	14,323,005
	2018	1,600,000	4,400,015	4,400,003	4,139,520	(92,000)	37,571	14,485,109
Stephane Bello Former Chief Financial Officer and Vice Chairman and President, Enterprise Centre	2020	1,000,000	1,500,058	500,005	937,500	1,292,000	949,732	6,179,295
	2019	1,000,000	1,500,010	500,003	1,554,625	137,000	40,823	4,732,461
	2018	1,000,000	1,000,005	1,000,001	1,697,850	167,000	38,612	4,903,468

1	2020 base salary information for Steve Hasker and David Wong reflect amounts earned from their start dates at our company through year-end. 2018 base salary information for Michael Friedenberg in this table reflects amounts earned from his start date at our company through year-end. Steve Hasker’s and Mike Eastwood’s 2020 compensation was paid in Canadian dollars and amounts in the table have been translated to U.S. dollars.

2	Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2020, 2019 and 2018. In addition, these amounts include RSUs that were granted to some of our named executive officers as special awards (which are not part of typical annual compensation). David Wong was granted a special award in 2020 in connection with joining our company. The grant date fair value of all 2020, 2019 and 2018 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. Additional information about our long-term incentive awards and special RSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.

Page 84    Management Proxy Circular and Notice of Annual Meeting of Shareholders

3	For options granted in 2020, 2019 and 2018, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2020, 2019 and 2018 was the same as the accounting fair value of those stock options. Additional information is provided in note 25 of our 2020 annual consolidated financial statements, which are included in our 2020 annual report. The following table provides additional information about options granted to named executive officers in the last three years.

Grant Date	Grant Date Fair Value and Accounting Fair Value (per option)	Applicable Share Price	Black- Scholes Valuation
March 4, 2020	$6.73	$75.96	8.86%
March 6, 2019	$5.64	$54.36	10.38%
June 6, 2018	$4.13	$39.49	10.46%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2020 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

4	Annual cash incentive payouts are with respect to performance during 2020, 2019 and 2018. Payouts were made in the first quarter of 2021, 2020 and 2019, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5	Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	All other compensation for 2020 includes:

●	For Steve Hasker, a one-time cash sign-on bonus of C$2,990,000; and
●	For David Wong, a one-time cash sign-on bonus of $50,000.

All other compensation for 2020 for our named executive officers also includes the following perquisites:

●	For Steve Hasker, a supplemental retirement plan allocation of $120,773;
●	For Mike Eastwood, a supplemental retirement plan allocation of $80,775;
●	For Brian Peccarelli, financial planning of $19,035;
●	For Michael Friedenberg, financial planning of $19,457;
●	For Jim Smith, financial planning of $19,035; and
●

For Stephane Bello, $538,135 in incremental value associated with the treatment of his equity awards in connection with his transition agreement and retirement from the company (as discussed later in this circular). All other compensation for Stephane also includes home sale closing costs of $343,439.

All other compensation for 2018 for Michael Friedenberg includes a one-time cash sign-on bonus of $500,000.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Steve Hasker does not, and Jim Smith did not, receive additional compensation for serving on our Board of Directors.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 85

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2020. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2020 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2020. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Steve Hasker	234,956	$75.96	3/4/2030	$1,393,289	63,823	$5,226,465	–
Mike Eastwood	14,129	$54.36	3/6/2029	$388,971	34,088	$2,791,466	–
	8,237	$63.26	5/10/2029	$153,455
	59,621	$75.96	3/4/2030	$353,553
David Wong	–	–	–	–	36,407	$2,981,369
Brian Peccarelli	21,113	$42.30	3/1/2027	$835,864	152,475	$12,486,178	–
	136,199	$39.49	6/6/2028	$5,774,838
	49,868	$54.36	3/6/2029	$1,372,866
	55,721	$75.96	3/4/2030	$330,426
Michael Friedenberg	49,868	$54.36	3/6/2029	$1,372,866	63,826	$5,226,711	–
	47,363	$75.96	3/4/2030	$280,863
Jim Smith	294,907	$42.30	3/1/2027	$11,675,368	333,795	$27,334,473	–
	532,688	$39.49	6/6/2028	$22,585,971
	390,071	$54.36	3/6/2029	$10,738,655
	326,895	$75.96	3/4/2030	$1,938,487
Stephane Bello	72,675	$36.63	3/3/2026	$3,289,271	75,861	$6,212,257	–
	134,049	$42.30	3/1/2027	$5,307,000
	181,599	$39.49	6/6/2028	$7,699,798
	88,653	$54.36	3/6/2029	$2,440,617
	74,295	$75.96	3/4/2030	$440,569

The closing price of our common shares on December 31, 2020 on the NYSE was $81.89. During 2020, the high and low closing prices for our common shares on the NYSE were $86.93 and $52.75, respectively.

Page 86    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2020, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2020, we granted the following additional units from notional dividend equivalents to our named executive officers: Steve Hasker – 1,372; Mike Eastwood – 767; Michael Friedenberg – 2,113; Brian Peccarelli – 3,279; David Wong – 344; Jim Smith – 7,179; and Stephane Bello – 1,631. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Steve Hasker	21,274	42,549	63,823	$5,226,465
Mike Eastwood	18,527	15,561	34,088	$2,791,466
David Wong	36,407	–	36,407	$2,981,369
Brian Peccarelli	131,571	20,904	152,475	$12,486,178
Michael Friedenberg	44,436	19,390	63,826	$5,226,711
James C. Smith	190,016	143,779	333,795	$27,334,473
Stephane Bello	43,185	32,676	75,861	$6,212,257

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2020

The following table sets forth information regarding incentive plan awards that vested or were earned in 2020. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2020. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation –value earned during the year ($)
Steve Hasker	–	–	1,672,639
Mike Eastwood	83,822	683,234	650,150
David Wong	–	–	562,500
Brian Peccarelli	2,910,265	576,174	1,036,875
Michael Friedenberg	227,772	2,767,551	711,875
James C. Smith	32,674,826	8,047,622	2,400,000
Stephane Bello	7,426,122	1,829,041	937,500

Equity Compensation Plan Information

The following table provides information as of December 31, 2020 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	3,460,837	US$54.06		–
TRSUs	2,076,427	N/A	[1]	–
PRSUs	736,858	N/A	[1]	–
Total	6,274,122	–		11,106,551
Equity compensation plans not approved by security holders	–	–		–
Total	6,274,122	–		11,106,551

1	Unlike stock options, RSUs do not have an applicable exercise price.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 87

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Chief Legal Officer and Company Secretary, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans and reflect the impact of the share consolidation (reverse stock split) described in Appendix A. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers. In 2020, David Wong was considered a U.S. employee prior to his relocation to Canada in January 2021.

Defined Benefit Pension Plans

Steve Hasker, Michael Friedenberg and David Wong do not participate in a defined benefit pension plan.

Brian Peccarelli, Jim Smith and Stephane Bello participate in a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. Mike Eastwood participated in the plan through April 2019. In 2020, we announced that we will freeze benefit accruals in the plan for participating employees effective as of January 1, 2023. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2020, the eligible compensation limit was $285,000 and the maximum annual benefit limit under the pension plan was $230,000.

Defined Contribution Plans

Steve Hasker, Mike Eastwood and David Wong participate in a Canadian defined contribution pension plan (DCPP). Our company contributes 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$27,830 in 2020). Once the ITA limit is reached, the 15% allocation continues in a Supplemental Retirement Plan (SRP), where a notional account will be tracked and held in the executive’s name. There is no cap to the dollar value that can be allocated to the SRP.

Brian Peccarelli, Michael Friedenberg and Jim Smith participate in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by each of them to the plan. David Wong participated in this plan in 2020. Stephane Bello also participates in this plan and received matching contributions until his retirement from the company. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. For participants in a U.S. defined benefit pension plan (Brian Peccarelli and Jim Smith), the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan (such as Michael Friedenberg) receive company matching contributions equal to 100% of the first 4% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of them in 2020 was $19,500 per year (or $26,000 per year for participants age 50 and over).

Retirement Plus Plans

We provide a supplemental benefit to Steve Hasker and Mike Eastwood through an SRP. In 2020, Steve and Mike received allocations of C$161,920 and C$108,295, respectively. David Wong became eligible for this supplemental benefit in 2021.

We provide a supplemental benefit to Brian Peccarelli and Jim Smith and provided such a benefit to Stephane Bello through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Under this benefit, we provide allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2020, the IRS compensation limit was $285,000. As a result, Brian Peccarelli, Jim Smith and Stephane Bello received allocations of $1,143, $1,176 and $892, respectively, in 2020 under this plan. Amounts under this plan are paid from our general assets. Mike Eastwood ceased participating in that plan at the end of April 2019 and has not received allocations to that plan since that time.

Page 88    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We provide a supplemental benefit to Michael Friedenberg through a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. David Wong participated in this plan in 2020. This benefit is a 4% allocation of their base salary over the IRS eligible compensation limit. As a result, Michael Friedenberg and David Wong received an allocation of $22,601 and $1,892, respectively in 2020 under this plan. There is no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan are also paid from our general assets.

SERPs

None of our executive officers have a supplemental executive retirement plan (SERP) except for our former CEO Jim Smith and former CFO Stephane Bello. In 1999 and 2003, respectively, we provided Jim and Stephane with a SERP as an important retention tool and we have not provided a senior executive with a SERP since 2006. SERPs require participants to achieve certain years of service with our company and meet specified age requirements in order to receive benefits. Jim’s and Stephane’s SERPs are unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by them under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Jim and Stephane are currently vested in their SERP benefits.

The combined annual benefit under the pension plan, retirement plus plan and SERP for Jim and Stephane is a pension equal to a percentage of their final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Jim and 50% for Stephane. While Jim’s and Stephane’s SERPs provide that their benefit amounts will be reduced by 5% for each year by which retirement precedes age 62, we agreed to modify that provision in connection with their transition agreements. Please see the “Termination Benefits” section of this circular for additional information regarding the treatment of their respective SERPs in connection with their retirements from our company. In certain circumstances, Jim will be entitled to a pension upon disability. The annual SERP benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

We previously established a grantor trust, commonly referred to as a “rabbi trust”, with an independent trustee for the purpose of funding SERP benefits in the event of a payment failure. Various former senior executives who currently have SERP arrangements are covered by this new rabbi trust along with Jim and Stephane. Some of our other former senior executives with SERPs have had rabbi trusts for some time. Jim and Stephane and other beneficiaries have no rights to any assets held by the new rabbi trust, except as general creditors. The grantor trust arrangement was approved by the HR Committee.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

		Annual benefits payable ($)[1,2]

Name	Number of years credited service (#)	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
Mike Eastwood	13.58	$53,000	$53,000	$554,000	–	$104,000	$658,000
Brian Peccarelli	22.00	$89,000	$106,000	$1,053,000	$16,000	$162,000	$1,231,000
James C. Smith	38.25	$960,000	$960,000	$15,007,000	$402,000	$1,274,000	$16,683,000
Stephane Bello	19.42	$500,000	$500,000	$7,443,000	$1,292,000	$1,042,000	$9,777,000

1	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on pensionable earnings used for the 2020 actuarial valuations, projected to retirement for the accrued obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his normal retirement date.
2	Annual benefits at age 65 for SERP participants are the same at year-end since the benefit under the SERP plan is not service-related. Reported benefit amounts are the amounts payable as joint and survivor annuities.
3	The accrued obligation represents the value of the projected pension benefit from the pension plan, Retirement Plus plan and the SERPs, earned for all service through December 31, 2019 (measurement date for 2019 year-end disclosure). The key assumptions include a discount rate of 3.4%, a rate of compensation increase of 3.5% and the Pri2012 mortality table with MP2019 generational improvement scale.
4	The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. The freeze of the pension plan and retirement plus plan effective January 1, 2023 have been reflected and the impact is included under this column.
5	The amount shown above includes the interest cost on the accrued obligation and the impact of the change in discount rate from 3.4% to 2.65%, the change from a rate of compensation increase of 3.5% to 0% for the SERP, and the change in mortality improvement scale to the MP2020 generational improvement scale.
6	The accrued obligation represents the estimated value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2020 (measurement date for 2020 year-end disclosure). The key assumptions include a discount rate of 2.65% and the Pri2012 mortality table with MP2020 generational improvement scale.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 89

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a “double trigger”. We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Agreements with named executive officers

We have entered into agreements with Steve Hasker, Michael Friedenberg and Jim Smith that relate to potential payments to each of them upon termination of employment. We also entered into an agreement with Stephane Bello that relates to payments to him in connection with termination of his employment (which apply to his retirement on March 15, 2021). The discussion below is qualified by the summaries of those agreements which are provided later in this section.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2021 annual incentive awards would be treated as follows in the event of termination:

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to February 25, 2022, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2021 and December 31, 2021, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive’s target award and modified by the business performance for the 2021 performance period. Payment will be made in or about March 2022 following the completion of the 2021 performance period.
Sale of the executive’s business or Change of Control of Thomson Reuters	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired or if a Change of Control occurs.
Retirement (Normal Retirement or Early Retirement)	Forfeited, if this occurs between January 1, 2021 and June 30, 2021. If this occurs between July 1, 2021 and December 31, 2021, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award and modified by business performance for the 2021 performance period. Payment will be made in or about March 2022 following the completion of the 2021 performance period.
Disability or Death	Forfeited, if this occurs between January 1, 2021 and June 30, 2021. If this occurs between July 1, 2021 and December 31, 2021, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award. Payment will be made as soon as administratively practicable following the occurrence of the event.

If an executive’s employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2022 and February 25, 2022 but before award payouts are made, an award payout based on the executive’s target award, modified by business performance for the 2021 performance period, will be made on the payment date in 2022; and (ii) between February 26, 2022 and the payment date in 2022, an award payout based on the executive’s target award, modified by the business and individual performance for the 2021 performance period, will be made on the payment date in 2022.

Page 90    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Stock options

Pursuant to award terms and conditions, stock options would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period

Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.

Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A

Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.

Sale of the holder’s business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the option. Options outstanding for less than 7 years: 7 years from the grant date.

Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.

Disability	Remain exercisable	Fully vested	The earlier of 1 year from Disability date or the grant expiration date

Death	Remain exercisable	Fully vested	The earlier of 1 year from date of Death or the grant expiration date

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 91

TRSUs

Pursuant to award terms and conditions, TRSUs would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.

Normal Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Normal Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting based on active service as an employee (measured in calendar days) during the award period if the TRSUs have been outstanding for at least six months when Early Retirement occurs. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested

Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder’s outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.

Normal Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Normal Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting on the scheduled vesting date(s) based on active service as an employee (measured in calendar days) during the performance period (and as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Early Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Page 92    Management Proxy Circular and Notice of Annual Meeting of Shareholders

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

For pensions, Brian Peccarelli and Jim Smith would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular.

For benefits, each named executive officer would be entitled to continuation of executive physicals, tax, financial planning and outplacement assistance and continuation of generally available health and welfare benefits during the applicable period following termination.

Brian Peccarelli and Jim Smith are currently eligible for early retirement under the U.S. defined benefit pension plan. In addition, under the terms and conditions of their outstanding equity awards, Brian and Jim are currently eligible for early retirement as they are age 60 and 61, respectively.

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Agreement with Steve Hasker

We agreed with Steve Hasker that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Any equity awards granted to Steve after 2021 will follow standard grant terms and conditions.

Prior to August 24, 2024 (and, in either event, at least six months prior to the fifth anniversary of Steve becoming a Canadian tax resident (referred to as the “Departure Tax Trigger Date”), our company and Steve will undertake to analyze the impact to him of tax that may be levied by Canada Revenue Agency on the deemed disposition of certain types of assets when a person emigrates from Canada if his employment were to terminate with Thomson Reuters following the Departure Tax Trigger Date and he were to relocate back to the United States or to any other jurisdiction outside of Canada. Prior to a date which is 30 days prior to the Departure Tax Trigger Date, our company will choose, after good faith consultation with Steve, a commercially reasonable step to deal with the impact to him of the Canadian departure tax at no net cost to him. Such a step may include relocating Steve’s primary place of employment to any of Thomson Reuters’ offices in Ann Arbor, Dallas, Minneapolis-St. Paul or New York City (with such choice of location to be the subject of consultation with Steve, but ultimately within Thomson Reuters’ sole discretion taking into account the best interests of our company). Any such relocation shall not constitute “Good Reason” for purposes of Steve’s employment agreement with our company.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 93

Agreement with Michael Friedenberg

We agreed with Michael Friedenberg that his unvested PRSUs, TRSUs and stock options would vest in the event of a change of control of Reuters News and his involuntary termination due to the change of control or within 12 months of such an event (a “double trigger”). If Michael is involuntarily terminated without cause (other than due to such a change of control), any unvested TRSUs from his sign-on grant will fully vest on the termination date.

Agreement with Jim Smith

Jim Smith agreed to serve as Chairman of Thomson Reuters Foundation and Special Advisor to the CEO from March 15, 2020 through July 12, 2021. Jim is not entitled to severance pay if he retires or voluntarily terminates his employment prior to July 12, 2021. However, if our company terminates his employment without cause prior to July 12, 2021, he will receive the remainder of his base salary through that date in a lump sum payment and his equity awards and annual bonus will be treated as though he reached full Normal Retirement under the applicable incentive plans and award agreements.

Jim will turn 62 on July 12, 2021 and will be eligible for Normal Retirement as of that date. Jim’s SERP benefit (which is discussed earlier in this circular) will also be calculated as though he is age 62 if he is terminated by our company without cause or his employment terminates due to death or disability prior to July 12, 2021. If that occurs, there will not be application of a reduction factor under his SERP. Under such circumstances, Jim will be deemed fully vested in his SERP and eligible to receive full SERP benefits and post-retirement health insurance under his SERP.

Jim has agreed with our company to retain specified minimum levels of ownership interests in Thomson Reuters equity through July 12, 2022 (one year after his anticipated retirement date on July 12, 2021).

Agreement with Stephane Bello

Stephane Bello agreed to serve as Vice Chairman & President, Enterprise Centre based in Switzerland from March 15, 2020 through March 15, 2021, when he retired from the company.

Stephane’s 2020 annual incentive award was treated in accordance with the terms and conditions of the plan.

Stephane’s long-term incentive awards are being treated as though he reached Normal Retirement age as March 15, 2021. On his retirement date, Stephane was age 60. In all other respects, his awards are subject to award terms and conditions. Stephane’s SERP benefit (which is discussed earlier in this circular) is being calculated as though he was age 62 as of his retirement date. There will not be application of a reduction factor under his SERP and Stephane is deemed to be fully vested in his SERP and eligible to receive full SERP benefits and post-retirement health insurance under his SERP. Please see the Summary Compensation Table in this circular for the incremental value associated with the treatment of Stephane’s equity awards in connection with his transition agreement and retirement from the company.

In connection with his relocation from Canada to Switzerland in March 2020, we agreed to reimburse Stephane for closing costs related to the sale of his home in Toronto, which were approximately C$466,000.

Page 94    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Estimated incremental values

Each named executive officer (other than Stephane Bello, who retired from our company in March 2021) may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer (other than Stephane Bello) upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2020; and

•	The price per share of our common shares on the NYSE on that date was $81.89.

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying “double trigger” termination following a Change of Control[1]
Steve Hasker
Severance	$2,230,185	–	–	–	–	$2,230,185
Equity-based compensation	$4,628,900	–	–	$6,619,800	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$6,939,085	–	–	$6,619,800	$30,000	$2,230,185
Mike Eastwood
Severance	$1,379,880	–	–	–	–	$1,379,880
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$1,459,880		–	–	$30,000	$1,379,880
David Wong
Severance	$1,200,000	–	–	–	–	$1,200,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$1,280,000	–	–	–	$30,000	$1,200,000
Brian Peccarelli
Severance	$1,500,000	–	–	–	–	$1,500,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	$30,000	–	–	$30,000	–
Total	$1,580,000	$30,000	–	–	$30,000	$1,500,000
Michael Friedenberg
Severance	$1,700,000	–	–	–	–	$1,700,000
Equity-based compensation	$2,638,400[2]	–	–	–	–	$6,880,400
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$4,418,400	–	–	–	$30,000	$8,580,400

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 95

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying “double trigger” termination following a Change of Control[1]
James C. Smith
Severance	$846,027	–	–	–	–	$846,027
Equity-based compensation[3]	$27,377,800	–	–	–	–	–
Pension	$509,000	–	–	–	$221,000/$509,000	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$28,812,827	–	–	–	$251,000/$539,000	$846,027

1	Payable upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters, except for amounts reflected for Michael Friedenberg, which relate to a Change of Control of Reuters News.
2	Reflects the incremental difference between the value of Michael Friedenberg’s sign-on TRSU grant under general award terms and conditions (pro rata vesting based on active service as an employee between the grant date and termination date) and his arrangement described earlier in this circular (which would provide for full vesting of this award).
3	Reflects the incremental difference between the value of Jim Smith’s equity grants under general award terms and conditions (pro rata vesting based on active service as an employee between the grant date and termination date) and their arrangements described earlier in this circular (which provide for full vesting of their unvested equity awards).

Page 96    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Indebtedness of Officers, Directors

and Employees

As of April 12, 2021, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 12, 2021, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.9 million.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 97

Additional Information

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before the impact of foreign currency, or at constant currency, free cash flow, adjusted EBITDA and the related margin, adjusted EBITDA less capital expenditures and adjusted EPS, are non-IFRS financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2020 annual report. Adjusted EBITDA less capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2020 annual MD&A. Additionally, when we use the terms “organic” and “organically”, we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions and dispositions. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at board@tr.com or by mail c/o Thomas Kim, Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

2021 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to submit or ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is attending the meeting by webcast as a guest or is unable to attend this year’s meeting online but have a question, you may e-mail your question to investor.relations@tr.com.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If there are questions pertinent to meeting matters that are unanswered during the meeting due to time constraints, we will post questions and answers in the “Investor Relations” section of our website, www.tr.com, as soon as practicable after the meeting.

A replay of the annual meeting webcast will be posted on our website after the meeting.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@tr.com. These documents are also available on our website, www.tr.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.tr.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2020 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Page 98    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for consideration. The nomination committee assists in scrutinizing candidates’ suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights (ECHR). These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other directors of the Thomson Reuters Founders Share Company to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News are also party to an Amended and Restated Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Reuters Support Agreement, please see our 2020 annual report.

Additional Director Information

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Share Repurchases – Normal Course Issuer Bid

In December 2020, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 5,000,000 common shares. The notice provides that we may purchase these shares between January 4, 2021 and January 3, 2022 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchase under the bid are cancelled. In 2020, we repurchased 2,552,386 common shares at an average price per share of $78.37 under our normal course issuer bid. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 99

Directors’ Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Thomas Kim

Chief Legal Officer and Company Secretary

April 19, 2021

Page 100    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix A – Equity Compensation and Other Plan Information

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 13.91% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2020	In 2020, we issued approximately 3.7 million shares under the plan, which represented approximately 0.74% of our total issued and outstanding shares as of year-end. Total awards granted in 2020 represented approximately 0.42% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2020 represented approximately 0.23% and RSUs granted in 2020 represented approximately 0.19%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-1

As of December 31, 2020
Common shares issued under the plan	51,770,296 (1)
Common shares remaining for issuance	17,380,673 (representing approximately 3.50% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	6,274,122 (representing approximately 1.26% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	11,106,551 (representing approximately 1.93% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	497,117,528
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2020 of 496,722,292	3.50%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	3.38%

(1)

Of the 51,770,296 common shares reflected as being issued under the plan as of December 31, 2020, only 26,284,998 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2020	2019	2018
Share usage – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.42%	0.43%	0.59%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.42%	0.43%	0.59%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	3.50%	4.21%	3.98%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	3.38%	4.04%	—

Page A-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2020 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes

The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

●   increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●   Increases the maximum number of shares that can be issued pursuant to RSUs;

●   increases the maximum number of shares which may be issued under the awards held by a participant;

●   reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●   changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●   changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●   changes the rights attaching to our common shares;

●   changes the amending provisions of the plan;

●   removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

●   is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

We amended and restated the plan in March 2021 to reflect certain administrative and technical changes that did not require shareholder approval.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-3

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2020	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2020	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2020	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above. We amended and restated the plan in March 2021 to reflect certain administrative and technical changes that did not require shareholder approval.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.31% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2020	1,552,705 shares, representing approximately 0.31% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2020	Total DSUs outstanding of 621,995 as of year-end 2020 represented approximately 0.13% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2020	4,935,773 shares, representing approximately 0.99% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Page A-4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2020	2019	2018
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.010%	0.011%	0.047%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.003%	0.010%	0.011%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	0.994%	0.996%	0.755%
Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	0.984%	0.986%	—

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.10% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2020	15,151,553 shares, representing approximately 3.05% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2020	5,237,356 shares, comprised of 2,934,184 shares for the U.S. ESPP and 2,303,172 for the global ESPP, representing approximately 1.05% of our total issued and outstanding shares (0.59% for the U.S. ESPP and 0.46% for the global ESPP).
Total ESPP shares outstanding as of December 31, 2020	Total shares outstanding of 95,833 as of year-end 2020 represented approximately 0.02% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Common shares
ESPP—key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●   On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●   A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●   Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-5

The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates, potential dilution and full dilution.

	As of December 31,

	2020	2019	2018
Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.08%	0.08%	0.15%
Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.08%	0.08%	0.15%
Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	1.05%	1.12%	0.90%
Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	1.04%	1.11%	—

Page A-6    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix B – Shareholder Proposal

The following proposal has been submitted by the B.C. Government and Service Employees’ Union General Fund and the B.C. Government and Service Employees’ Union Defence Fund of 4911 Canada Way, Burnaby, British Columbia V5G 3W3, Canada, for consideration at the annual meeting of shareholders. The proposal and supporting statement are set out in italics below. The Board of Directors opposes this proposal for the reasons set out below.

Shareholder Proposal

The US government’s Immigration and Customs Enforcement (ICE) agency has carried out inhumane family separation and detention. The UN considers such separation and detention illegal under international law and stated the practice constitutes “arbitrary and unlawful interference in family life, and is a serious violation of the rights of the child.“1

Thomson Reuters has made its products such as CLEAR® available to ICE, which has been used to track/arrest immigrants on a massive scale.2 CLEAR® enables background checks by consolidating millions of personal records across multiple databases to create 360° views of people’s lives. Thomson Reuters expects its revenue from US government contracts to grow between 6-9%, becoming a potential $3B market.3

By using private commercial data brokers such as Thomson Reuters, governments can circumvent barriers that would otherwise prevent them from collecting personal information.4 A bill to be introduced in the US Congress seeks to prevent law enforcement from obtaining personal data from brokers without a warrant, and the Corporation faces a US lawsuit claiming CLEAR® violates privacy laws.5

Technology and Human Rights

BCGEU’s 2020 proposal identified Thomson Reuters’s shift from a media company to a technology company and its lagging human rights due diligence practices.

Microsoft, Amazon and IBM have each indicated their approaches to human rights are informed by the UN Guiding Principles on Business and Human Rights (UNGPs), and in 2020 each announced that they would be restricting development/sales of facial recognition technology because of concerns over how such technology could be used. Microsoft’s President Brad Smith stated6:

We will not sell facial-recognition technology to police departments in the United States until we have a national law in place, grounded in human rights that will govern this technology.

Thomson Reuters instead pointed to its Trust Principles in defending its work with ICE:

As part of our commitment in the Trust Principles to integrity, independence and freedom from bias, we endeavor to be impartial and not to take sides and we seek to provide news, information, software, services and solutions upon which individuals, businesses and governments can rely.

Impartiality is incompatible with

•	sound risk management,

•	a stakeholder approach to fiduciary duties, which is the law in Canada and the goal of the US Business Roundtable, and

•	UNGPs.

The Trust Principles were more appropriate when Reuters News accounted for over 50% of Thomson Reuters’s revenues. In 2020 Reuters News accounted for only 10.5% and 3.7% of revenues and Adjusted EBITDA, respectively.

The Corporation’s recently announced Change Program embraces its shift from a “content provider to a content-driven technology company”. While the Change Program will see increased use of Artificial Intelligence and machine learning, it does not incorporate any framework to assess and mitigate human rights risk.

1	https://www.nytimes.com/2018/06/05/world/americas/us-un-migrant-children-families.html
2	https://www.nytimes.com/2019/10/02/magazine/ice-surveillance-deportation.html
3	https://investors.thomsonreuters.com/static-files/50361cc7-0efc-408d-8a44-03421ce04aeb
4	https://theintercept.com/2019/12/22/ice-social-media-surveillance/
5	https://www.washingtonpost.com/politics/2021/03/18/technology-202-activists-are-suing-thomson-reuters-over-its-sale-personal-data/
6	https://www.washingtonpost.com/technology/2020/06/11/microsoft-facial-recognition/

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page B-1

RESOLVED: Shareholders request the Board produce a human rights risk report

•	identifying the potential human rights risks in its business, particularly after Change Program implementation, and

•	comparing its procedures, if any, for identifying and mitigating human rights risk against those of other prominent technology companies.

The Board of Directors recommends voting AGAINST the proposal for the following reasons:

Thomson Reuters understands and appreciates that companies that do not properly address and respect human rights concerns are exposed to operational, strategic, reputational, financial and other risks.

Thomson Reuters takes its role as a good corporate citizen very seriously. Our people consider our company a place that helps them play a positive role in society. Our products power the world’s most informed professionals, and we help to uphold the rule of law, turn the wheels of commerce, catch bad actors, report the facts, inform and educate people, companies and communities globally. From partnering with the world’s largest media and technology companies to combat misinformation, to providing software used to stop human trafficking, we endeavor to strengthen society.

As we embark on our two-year Change Program, we are focused on remaining aligned with the interests of our customers, shareholders and other stakeholders. Our Change Program is intended to transition our company from a holding company into an operating company, and from a content provider into a content-driven technology company. Our Change Program is expected to require an investment of between $500 million and $600 million over the course of 2021 and 2022. Through our Change Program investments, we expect that our well-established corporate practices, policies and procedures (including our ability to monitor, mitigate and manage risks affecting our business) will only strengthen. Being a simpler organization should be seen as a positive. Our central functions – including our Product organization and our Operations and Technology function – will be further integrated and able to leverage scale and best practices even more effectively.

We are actively reviewing best practices for identifying and mitigating human rights risks. We have reviewed the practices of various global companies, including some of our primary competitors. We have also considered input from experienced professionals who focus on human rights and environmental, social and governance (ESG) matters. We expect these reviews and dialogues will continue. Our view is there is no uniform approach in this area and companies tend to adopt approaches that they believe are appropriate for their organization. Often this includes integrating human rights policies into streamlined ESG reporting, making it easier for stakeholders to gain a full view. We also are able to gather insight about human rights practices and procedures through our participation in a community of leading companies formed by the Thomson Reuters Foundation (our corporate charity), which has worked to protect and advance human rights since its founding. We continue to be a part of that effort.

The Board also believes that the company is adequately addressing the concerns raised in the shareholder proposal through various other mechanisms that it has in place to reflect its commitment to respecting human rights. Those mechanisms include:

•

Established policies and procedures that reinforce the company’s commitment to human rights, such as the Code of Business Conduct and Ethics, Supply Chain Ethical Code, supplier onboarding and due diligence processes and Modern Slavery Transparency Statement. Thomson Reuters also maintains a process known as the global Supplier Onboarding Program to screen, onboard and monitor the third parties with which we choose to do business. The Supplier Onboarding Program includes a risk assessment of whether a business partner may have engaged or might engage in unethical and/or unlawful acts. Under our internal policies, business partners are to be approved through the Supplier Onboarding Program before Thomson Reuters enters into an agreement for goods or services. Thomson Reuters also re-screens business partners at regular intervals. In addition, as signatories to the United Nations Global Compact, we are committed to the Ten Principles and integrate responsible business practices on human rights, labor, environment and anti-corruption in our global operations.

•

Established Board and senior management-level oversight through the company’s Enterprise Risk Management (ERM) process – The Board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks. You can find more information about our ERM process on pages 37-38 of this circular.

Page B-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

•

Established compliance and legal obligations related to Thomson Reuters products that leverage key public records technology to help customers with their investigative processes – We take seriously the legality and legitimacy with which our investigative solutions (such as CLEAR) are used, including with respect to individual privacy rights. Use of our investigative solutions by any Thomson Reuters customer must be in accordance with applicable laws, rules and, in relation to CLEAR, for certain specified permissible uses authorized by applicable regulations. We have implemented a robust compliance program that covers the customer lifecycle to ensure that only appropriate entities that have certified their permissible uses under applicable statutes have access to CLEAR. This program includes initial use and customer vetting, customer credentialing and validation, investigations of any allegations of misuse and ongoing education. Thomson Reuters reserves the right to terminate customer accounts if misuse is detected.

Thomson Reuters’ contract with ICE for the use of CLEAR expired on February 28, 2021 and ICE does not have a subscription contract for the CLEAR database as of April 2021. Under the now-expired agreement, ICE, like every customer, agreed to Thomson Reuters’ license terms related to the use of CLEAR. Consistent with ICE’s contract for CLEAR access, we understand that ICE used CLEAR in support of its work on active criminal investigations and priority cases involving threats to national security and/or public safety.

•

Artificial Intelligence (AI) principles which are intended to promote trustworthiness – Trust is one of our most important values. We adopted new AI principles in 2020 that are designed to promote trustworthiness in our continuous design, development and deployment of AI, which we utilize across our business to enrich our content, data and software. We are guided by these AI principles from our initial innovation through to product design, all the way to our engineering and operational deployment and maintenance. As we increase our use of AI through our Change Program initiatives, we will continue to strive to maintain a human-centric approach and take steps that are designed to eliminate or minimize unintended bias or inaccurate outcomes and treat people fairly. Our AI principles (which are posted on the Thomson Reuters website) will evolve as the field of AI and its applications mature.

•

Greater Board and management focus on ESG, which includes oversight of human rights matters – Thomson Reuters historically has focused on various individual topics (including human rights) which today are now collectively considered part of ESG. We emphasize ESG as a priority for leadership because it matters to our customers, employees, shareholders and other stakeholders. We discuss our ESG work in more detail on page 55 of this circular. Effective March 2021, the Corporate Governance Committee of the Board (whose members include the chairs of the Board’s other three standing committees) has taken on responsibility to oversee Thomson Reuters’ overall approach to ESG and its alignment with the company’s long-term business strategy. Various ESG oversight responsibilities are also allocated between the Board and its four committees. We believe that better integrating ESG into our business strategy and operations will enhance our efforts to drive our business and the interests of our stakeholders.

Through these strategies, initiatives and efforts, we believe that Thomson Reuters has a multifaceted approach that ensures respect for human rights is a consistent theme in the management of the company and the principles by which it operates.

We believe that producing a separate report related to human rights risks would be redundant and inefficient and it would not enhance our company’s efforts and objectives in this area. We plan to continue discussing our approach to human rights and how we make a difference in communities through our Social Impact Report (which is posted annually on our website at www.tr.com/social-impact-report), which also addresses how we manage our sustainability goals, foster an inclusive workplace and help drive access to justice and transparency. We will look for opportunities to enhance our human rights risk-related disclosures in our future Social Impact Reports. As a result, the Board does not believe it is in the best interests of the company or its shareholders to develop a separate report, as contemplated by the proposal.

For the foregoing reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page B-3

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 647 480 7000 www.tr.com